Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements for the three-month periods ended September 30, 2023, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 91, beginning on July 1, 2023

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 593,454,045 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 593

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 228,519,673 shares

Voting stock (direct and indirect equity interest): 38.97% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	593,454,045 (**)	593

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CCL	Cash settlement
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
LRSA	La Rural S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of September 30, 2023 and June 30, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	8	886,539	790,481
Property, plant and equipment	9	194,388	196,237
Trading properties	10	8,126	8,136
Intangible assets	11	13,609	13,438
Right-of-use assets	12	27,043	25,264
Biological assets	13	13,213	12,545
Investment in associates and joint ventures	7	45,900	53,497
Deferred income tax assets	21	3,016	1,925
Income tax credit		15	30
Restricted assets	15	1,429	1,621
Trade and other receivables	16	45,189	45,448
Investment in financial assets	15	2,884	2,784
Derivative financial instruments	15	187	529
Total non-current assets		1,241,538	1,151,935
Current assets
Trading properties	10	177	194
Biological assets	13	14,287	25,204
Inventories	14	48,081	38,041
Income tax credit		1,393	1,542
Trade and other receivables	16	118,813	104,919
Investment in financial assets	15	61,513	59,080
Derivative financial instruments	15	3,146	8,308
Cash and cash equivalents	15	67,591	52,494
Total current assets		315,001	289,782
TOTAL ASSETS		1,556,539	1,441,717
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		318,442	280,466
Non-controlling interest		402,708	366,854
TOTAL SHAREHOLDERS' EQUITY		721,150	647,320
LIABILITIES
Non-current liabilities
Borrowings	20	198,790	214,839
Deferred income tax liabilities	21	299,948	260,827
Trade and other payables	18	15,024	16,522
Provisions	19	8,556	8,716
Income tax liabilities		1,385	-
Derivative financial instruments	15	100	62
Lease liabilities		24,755	24,045
Payroll and social security liabilities		394	457
Total non-current liabilities		548,952	525,468
Current liabilities
Trade and other payables	18	137,751	108,374
Borrowings	20	129,144	138,463
Provisions	19	1,171	1,168
Payroll and social security liabilities		5,546	9,160
Income tax liabilities		1,771	2,227
Lease liabilities		8,341	7,857
Derivative financial instruments	15	2,713	1,680
Total Current liabilities		286,437	268,929
TOTAL LIABILITIES		835,389	794,397
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		1,556,539	1,441,717

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
For the three-month periods ended September 30, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Revenues	22	67,523	71,158
Costs	23	(41,972)	(45,524)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(2,298)	(3,405)
Changes in the net realizable value of agricultural products after harvest		1,603	617
Gross profit		24,856	22,846
Net gain/ (loss) from fair value adjustment of investment properties	8	100,936	(15,748)
Gain from disposal of farmlands		28	60
General and administrative expenses	24	(2,305)	(6,488)
Selling expenses	24	(5,703)	(4,165)
Other operating results, net	25	3,167	2,898
Management fees		(4,549)	(1,017)
Profit/ (loss) from operations		116,430	(1,614)
Share of profit of associates and joint ventures	7	1,885	1,980
Profit before financial results and income tax		118,315	366
Finance income	26	2,537	917
Finance cost	26	(6,539)	(8,840)
Other financial results	26	(3,593)	7,820
Inflation adjustment	26	9,496	15,129
Financial results, net	26	1,901	15,026
Profit before income tax		120,216	15,392
Income tax	21	(41,247)	(2,921)
Profit for the period		78,969	12,471

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries (i)		(7,028)	(11,278)
Revaluation surplus		430	1,070
Total other comprehensive loss for the period		(6,598)	(10,208)
Total comprehensive income from the period		72,371	2,263
Profit for the period attributable to:
Equity holders of the parent		40,780	8,271
Non-controlling interest		38,189	4,200
Total comprehensive profit/ (loss) attributable to:
Equity holders of the parent		38,620	4,578
Non-controlling interest		33,751	(2,315)
Profit for the period per share attributable to equity holders of the parent (ii):
Basic		68.91	13.96
Diluted		58.88	11.95

(i)
The components of other comprehensive (loss)/ income do not generate an impact on income tax.
(ii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	73,534	6,884	91,514	(5,166)	7,076	60,727	45,304	280,466	366,854	647,320
Profit for the period	-	-	-	-	-	-	-	-	40,780	40,780	38,189	78,969
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,160)	-	(2,160)	(4,438)	(6,598)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(2,160)	40,780	38,620	33,751	72,371
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	(746)	(746)
Reserve for share - based payments	-	-	-	-	-	(121)	-	(30)	-	(151)	(275)	(426)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	21	21
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(1,511)	(1,511)
Exercise of warrants (ii)	-	-	-	(3)	82	-	-	-	-	79	6	85
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	716	716
Changes in non-controlling interest	-	-	-	-	-	-	-	(572)	-	(572)	3,892	3,320
Other changes in shareholders' equity	-	-	-	-	-	-	-	1,623	(1,623)	-	-	-
Balance as of September 30, 2023	586	7	73,534	6,881	91,596	(5,287)	7,076	59,588	84,461	318,442	402,708	721,150

(i) Includes ARS 3 of Inflation adjustment of treasury shares as of September 30, 2023. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2023.
(ii) As of September 30, 2023, the remaining warrants to exercise amount to 88,236,618, equivalent to the same number of shares. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended September 30, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (*)	Total other reserves
Balance as of June 30, 2023	(3,490)	8,021	712	46,149	9,335	60,727
Other comprehensive loss for the period	-	(2,589)	-	-	429	(2,160)
Total comprehensive loss for the period	-	(2,589)	-	-	429	(2,160)
Changes in non-controlling interest	-	-	-	-	(572)	(572)
Reserve for share-based payments	125	-	-	-	(155)	(30)
Other changes in shareholders' equity	-	-	-	1,623	-	1,623
Balance as of September 30, 2023	(3,365)	5,432	712	47,772	9,037	59,588

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	73,528	6,982	90,738	660	3,338	1,866	61,508	239,212	361,818	601,030
Profit for the period	-	-	-	-	-	-	-	-	8,271	8,271	4,200	12,471
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,693)	-	(3,693)	(6,515)	(10,208)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(3,693)	8,271	4,578	(2,315)	2,263
Exercise of warrants	-	-	-	(5)	45	-	-	-	-	40	2	42
Repurchase of treasury shares	(6)	6	-	-	-	-	-	(2,511)	-	(2,511)	(3,708)	(6,219)
Reserve for share-based payments	-	-	-	-	-	-	-	83	-	83	131	214
Changes in non-controlling interest	-	-	-	-	-	-	-	1,794	-	1,794	-	1,794
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(76)	(76)
Other changes in shareholders' equity	-	-	-	-	-	-	-	124	-	124	48	172
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	38	38
Balance as of September 30, 2022	584	8	73,528	6,977	90,783	660	3,338	(2,337)	69,779	243,320	355,938	599,258

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of September 30, 2022. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.
(ii) Group’s other reserves for the period ended September 30, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2022	(1,060)	3,596	712	(1,382)	1,866
Other comprehensive (loss)/ income for the period	-	(4,580)	-	887	(3,693)
Total comprehensive (loss)/ income for the period	-	(4,580)	-	887	(3,693)
Repurchase of treasury shares	(2,511)	-	-	-	(2,511)
Changes in non-controlling interest	-	-	-	1,794	1,794
Reserve for share-based payments	-	-	-	83	83
Other changes in shareholders' equity	-	122	-	2	124
Balance as of September 30, 2022	(3,571)	(862)	712	1,384	(2,337)

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Operating activities:
Net cash generated from operating activities before income tax paid	17	37,061	22,063
Income tax paid		(1,384)	(2,764)
Net cash generated from operating activities		35,677	19,299
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		8,472	-
Capital contributions to associates and joint ventures		-	(31)
Acquisition and improvement of investment properties		(1,350)	(1,556)
Proceeds from sales of investment properties		1,013	4,322
Acquisitions and improvements of property, plant and equipment		(1,739)	(10,370)
Payment of acquisitions of property, plant and equipment		(14,340)	-
Acquisition of intangible assets		(319)	(71)
Proceeds from sales of property, plant and equipment		12,601	3,198
Dividends collected from associates and joint ventures		-	427
Acquisitions of investments in financial assets		(35,099)	(22,770)
Proceeds from disposal of investments in financial assets		31,092	30,765
Interest and dividends collected from financial assets		2,960	205
Payments of derivative financial instruments		(232)	(276)
Net cash generated from investing activities		3,059	3,843
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		10,009	21,519
Payment of borrowings and non-convertible notes		(25,915)	(42,662)
Obtaining/ (payments) of short term loans, net		1,359	(17,907)
Interest paid		(9,276)	(12,393)
Payment of borrowings with reladed parties		-	(38)
Capital contributions from non-controlling interest in subsidiaries		21	-
Lease liabilities paid		(235)	(93)
Repurchase of treasury shares		(746)	(3,708)
Dividends paid		(275)	-
Exercise of warrants		85	43
Net cash used in financing activities		(24,973)	(55,239)
Net increase/ (decrease) in cash and cash equivalents		13,763	(32,097)
Cash and cash equivalents at the beginning of the period	15	52,494	101,468
Foreign exchange gain/ (loss) in cash and changes in fair value of cash equivalents		3,349	(1,056)
Result from exposure to inflation on cash and cash equivalents		(2,015)	-
Cash and cash equivalents at the end of the period	15	67,591	68,315

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on November 8, 2023.

As of September 30, 2023, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2023 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These Financial Statements for the interim periods of three months ended September 30, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

To conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the three-month period ended September 30, 2023, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2023 (accumulated three months)
Price variation	35%

As a consequence of the aforementioned, these financial statements as of September 30, 2023 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2023 and September 30, 2022 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2023 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements.

Urban property business and investments

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which had already been paid in ARS.

“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 633 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing of 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2023 and 2022:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2023:

	09.30.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	36,696	25,302	61,998	(144)	5,567	102	67,523
Costs	(31,959)	(4,342)	(36,301)	14	(5,685)	-	(41,972)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,337)	-	(2,337)	-	-	39	(2,298)
Changes in the net realizable value of agricultural products after harvest	1,603	-	1,603	-	-	-	1,603
Gross profit/ (loss)	4,003	20,960	24,963	(130)	(118)	141	24,856
Net (loss)/ gain from fair value adjustment of investment properties	(45)	100,972	100,927	9	-	-	100,936
Gain from disposal of farmlands	28	-	28	-	-	-	28
General and administrative expenses	(2,710)	308	(2,402)	19	-	78	(2,305)
Selling expenses	(3,923)	(1,624)	(5,547)	14	-	(170)	(5,703)
Other operating results, net	4,336	(1,182)	3,154	(1)	56	(42)	3,167
Management fees	-	-	-	-	(4,549)	-	(4,549)
Profit/ (loss) from operations	1,689	119,434	121,123	(89)	(4,611)	7	116,430
Share of (loss)/ profit of associates and joint ventures	(332)	2,080	1,748	137	-	-	1,885
Segment profit/ (loss)	1,357	121,514	122,871	48	(4,611)	7	118,315

Reportable assets	282,655	939,353	1,222,008	170	-	334,361	1,556,539
Reportable liabilities (*)	-	-	-	-	-	(835,389)	(835,389)
Net reportable assets	282,655	939,353	1,222,008	170	-	(501,028)	721,150

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2022:

	09.30.2022
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	43,653	22,194	65,847	(138)	5,745	(296)	71,158
Costs	(35,350)	(4,410)	(39,760)	67	(5,831)	-	(45,524)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(3,464)	-	(3,464)	-	-	59	(3,405)
Changes in the net realizable value of agricultural products after harvest	617	-	617	-	-	-	617
Gross profit/ (loss)	5,456	17,784	23,240	(71)	(86)	(237)	22,846
Net loss from fair value adjustment of investment properties	(96)	(15,853)	(15,949)	201	-	-	(15,748)
Gain from disposal of farmlands	60	-	60	-	-	-	60
General and administrative expenses	(2,846)	(3,706)	(6,552)	26	-	38	(6,488)
Selling expenses	(3,203)	(1,188)	(4,391)	12	-	214	(4,165)
Other operating results, net	2,443	432	2,875	-	36	(13)	2,898
Management fees	-	-	-	-	(1,017)	-	(1,017)
Profit/ (loss) from operations	1,814	(2,531)	(717)	168	(1,067)	2	(1,614)
Share of (loss)/ profit of associates and joint ventures	(300)	2,438	2,138	(153)	-	(5)	1,980
Segment profit/ (loss)	1,514	(93)	1,421	15	(1,067)	(3)	366

Reportable assets	279,535	776,799	1,056,334	(4,518)	-	435,165	1,486,981
Reportable liabilities (*)	-	-	-	-	-	(887,723)	(887,723)
Net reportable assets	279,535	776,799	1,056,334	(4,518)	-	(452,558)	599,258

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (118) and ARS (86) corresponding to Expenses and FPC as of September 30, 2023 and 2022, respectively, and ARS 4,549 and ARS 1,017 to management fees, as of September 30, 2023 and 2022.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(*)
The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	28,402	-	-	8,294	36,696
Costs	(24,375)	(24)	-	(7,560)	(31,959)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,337)	-	-	-	(2,337)
Changes in the net realizable value of agricultural products after harvest	1,603	-	-	-	1,603
Gross profit / (loss)	3,293	(24)	-	734	4,003
Net loss from fair value adjustment of investment properties	-	(45)	-	-	(45)
Gain from disposal of farmlands	-	28	-	-	28
General and administrative expenses	(1,667)	(5)	(397)	(641)	(2,710)
Selling expenses	(2,920)	(4)	-	(999)	(3,923)
Other operating results, net	100	3,709	-	527	4,336
(Loss) / profit from operations	(1,194)	3,659	(397)	(379)	1,689
Share of loss of associates and joint ventures	(26)	-	-	(306)	(332)
Segment (loss) / profit	(1,220)	3,659	(397)	(685)	1,357

Investment properties	-	31,061	-	-	31,061
Property, plant and equipment	170,788	828	-	1,459	173,075
Investments in associates	2,228	-	-	867	3,095
Other reportable assets	48,681	-	-	26,743	75,424
Reportable assets	221,697	31,889	-	29,069	282,655

	09.30.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	31,930	-	-	11,723	43,653
Costs	(28,661)	(29)	-	(6,660)	(35,350)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(3,464)	-	-	-	(3,464)
Changes in the net realizable value of agricultural products after harvest	617	-	-	-	617
Gross profit / (loss)	422	(29)	-	5,063	5,456
Net loss from fair value adjustment of investment properties	-	(96)	-	-	(96)
Gain from disposal of farmlands	-	60	-	-	60
General and administrative expenses	(1,354)	(5)	(703)	(784)	(2,846)
Selling expenses	(2,443)	(2)	-	(758)	(3,203)
Other operating results, net	1,633	531	-	279	2,443
(Loss) / profit from operations	(1,742)	459	(703)	3,800	1,814
Share of loss of associates and joint ventures	(103)	-	-	(197)	(300)
Segment (loss) / profit	(1,845)	459	(703)	3,603	1,514

Investment properties	-	38,225	-	-	38,225
Property, plant and equipment	150,025	801	-	565	151,391
Investments in associates	2,485	-	-	1,999	4,484
Other reportable assets	47,008	-	-	38,427	85,435
Reportable assets	199,518	39,026	-	40,991	279,535

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	09.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	17,150	1,584	262	5,987	319	25,302
Costs	(999)	(98)	(215)	(2,762)	(268)	(4,342)
Gross profit	16,151	1,486	47	3,225	51	20,960
Net (loss)/ gain from fair value adjustment of investment properties (i)	(2,491)	32,178	71,394	-	(109)	100,972
General and administrative expenses	(1,928)	(194)	(767)	(925)	4,122	308
Selling expenses	(857)	(37)	(233)	(432)	(65)	(1,624)
Other operating results, net	(198)	(27)	(1,375)	(46)	464	(1,182)
Profit from operations	10,677	33,406	69,066	1,822	4,463	119,434
Share of profit of associates and joint ventures	-	-	-	-	2,080	2,080
Segment profit	10,677	33,406	69,066	1,822	6,543	121,514

Investment and trading properties	249,795	185,771	428,925	-	980	865,471
Property, plant and equipment	792	138	6,922	12,288	1,179	21,319
Investment in associates and joint ventures	-	-	-	-	40,862	40,862
Other reportable assets	531	462	9,700	232	776	11,701
Reportable assets	251,118	186,371	445,547	12,520	43,797	939,353

(i) For the three-month period ended September 30, 2023, the net loss from fair value adjustment of investment properties was ARS 100,972. The net impact of the values in Argentine Pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
loss of ARS 2,003 due to the variation of the projected revenue growth rate and to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(b)
positive impact of ARS 62,002 million as a result of the conversion into pesos of the value of shopping malls in dollars based on the exchange rate at the end of the period
(c)
       an increase of 35 basis points in the discount flow rate and 23 basis points in the discount perpetually rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 3,384 million.
(d)
  Additionally, due to the impact of the inflation adjustment, ARS 64,616 million were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
  The value of our office buildings and other rental properties measured in real terms increase 13.21 % during the three-month period ended September 30, 2023, mainly due to the implicit exchange rate of the period. Likewise, there is an impact for the sales of the period.

	09.30.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	14,385	1,635	1,098	4,773	303	22,194
Costs	(1,134)	(100)	(493)	(2,395)	(288)	(4,410)
Gross profit	13,251	1,535	605	2,378	15	17,784
Net loss from fair value adjustment of investment properties	(12,198)	(1,137)	(2,466)	-	(52)	(15,853)
General and administrative expenses	(1,825)	(257)	(672)	(591)	(361)	(3,706)
Selling expenses	(615)	(7)	(145)	(391)	(30)	(1,188)
Other operating results, net	(62)	(43)	(83)	(5)	625	432
(Loss) / profit from operations	(1,449)	91	(2,761)	1,391	197	(2,531)
Share of profit of associates and joint ventures	-	-	-	-	2,438	2,438
Segment (loss) / profit	(1,449)	91	(2,761)	1,391	2,635	(93)

Investment and trading properties	218,672	158,698	330,326	-	1,025	708,721
Property, plant and equipment	622	10,770	6,922	10,727	2,554	31,595
Investment in associates and joint ventures	-	-	-	-	27,588	27,588
Other reportable assets	522	462	7,110	143	658	8,895
Reportable assets	219,816	169,930	344,358	10,870	31,825	776,799

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Beginning of the period/ year	53,496	52,056
Share capital increase and contributions (Note 27)	-	74
Sale of interest in joint ventures	(9,421)	-
Share of profit	1,885	2,130
Other comprehensive income	97	67
Dividends (Note 27)	(160)	(860)
Others	-	29
End of the period/ year (i)	45,897	53,496

(i)
As of September 30, 2023 includes ARS (3) and as of June 30, 2023 includes ARS (1) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income/ (loss)
Name of the entity	09.30.2023	06.30.2023	09.30.2023	06.30.2023	09.30.2023	09.30.2022

New Lipstick	49.96%	49.96%	406	328	3	(14)
BHSA	29.91%	29.91%	34,215	32,247	1,968	1,506
GCDI (2)	27.82%	27.82%	2,137	2,582	(445)	631
Quality (1)	-	50.00%	-	9,421	-	(133)
La Rural S.A.	50.00%	50.00%	2,083	1,637	446	234
Other associates and joint ventures	N/A	N/A	7,056	7,281	(87)	(244)
Total associates and joint ventures			45,897	53,496	1,885	1,980

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (1)	(*) (45)
BHSA	Argentina	Financing	448,689,072	(**) 1,500	(**) 6,579	(**) 111,303
GCDI (2)	Argentina	Real estate	257,330,595	925	(1,644)	7,879
La Rural S.A.	Argentina	Organization of events	714,998	1	924	3,498

(*) Amounts expressed in dollars under USGAAP.
(**)
Information as of September 30, 2023 according to NIIF.
(1)
The interest held in Quality S.A. was sold on August 31, 2023. See Note 4 to these financial statements.
(2)
See Note 8 to the annual consolidated financial statements as of June 30, 2023.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	09.30.2023		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period/ year	551,976	238,505	632,707	246,282
Additions	569	983	4,472	3,655
Disposals	(2,143)	-	(34,997)	-
Transfers	(3,121)	(2)	4,384	1,189
Net gain/ (loss) from fair value adjustment	106,850	(5,914)	(57,005)	(12,667)
Additions of capitalized leasing costs	-	24	19	69
Amortization of capitalized leasing costs (i)	(5)	(11)	(24)	(23)
Currency translation adjustment	(1,172)	-	2,420	-
Fair value at the end of the period/ year	652,954	233,585	551,976	238,505

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of September 30, 2023 and June 30, 2023:

	09.30.2023	06.30.2023
Leased out farmland	31,061	35,402
Offices and other rental properties	194,471	165,168
Shopping malls (*)	248,114	250,180
Undeveloped parcels of land	412,195	338,924
Properties under development	698	807
Total	886,539	790,481

(*)
Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	09.30.2023	06.30.2023
Revenues	25,698	22,830
Direct operating expenses	(7,687)	(7,639)
Development expenses	(113)	(76)
Net unrealized gain/ (loss) from fair value adjustment of investment property (i)	100,657	(17,909)
Net realized gain from fair value adjustment of investment property (ii)	279	2,161

(i)
It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques".
(ii)
As of September 30, 2023 corresponds (ARS 2,358) to the realized result from fair value adjustment for the period (for the sale of Maple Building) and ARS 2,637 for realized result from fair value adjustment made in previous years (ARS 42 for the sale of parking spaces of Libertador 498 and ARS 2,595 for the sale of Maple Building). As of September 30, 2022, ARS 150 corresponds to the result for changes in the fair value realized for the period and ARS 2,011 for the result of changes in fair value made in previous years, in both periods corresponds to the sale of Catalinas Building.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 866,806 m², which will drive growth in the coming years through the development of mixed-use projects. IRSA committed to assign 71% of the total surface area of the property, that is, 50.8 hectares, to the development of public green spaces and to contribute three additional plots, two for the Sustainable Urban Development Fund (FODUS) and one for the Trust. of Innovation, Science and Technology of the Government of the Autonomous City of Buenos Aires, in addition to the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35), which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, subdivision, transfer of streets and public space and we are in the process of deeding the 3 plots and the Public Park sector that is transferred for consideration.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out public space works, contributing up to a total of USD 40 million along with the maintenance of the public spaces transferred for 10 years or until completing the additional sum of USD 10 million.

“Urban Coast” will change the appearance of the City of Buenos Aires, giving life to an undeveloped area and will be located in an exceptional property due to its size, location and connectivity, giving the City the possibility of expanding and recovering access to the coast of the Río de la Plata with walking areas, recreation, green spaces, public parks and mixed uses.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On the judicial front, it should be noted that there are two (2) related judicial processes:

(i)
On October 29, 2021, the Company was notified of the amparo lawsuit initiated by the Civil Association Observatory of Law in the City in relation to the property, in which it was stated that there were nullities that affected the approval process of the Agreement. Urban Planning (CU). The lawsuit was subsequently expanded, also challenging issues proposed in the CU. The Company proceeded to answer the claim on November 12, 2021, requesting its rejection, and on March 10, 2022, the court issued a ruling partially granting protection, which was appealed by the Company and the GCBA. On March 6, 2023, the Chamber of Administrative, Tax and Consumer Relations Litigation - Chamber IV decided to revoke the first instance ruling, and consequently reject the claim. Since this ruling was not appealed, the case has concluded favorably for the Company.

(ii)
On October 18, 2023, the Company was notified of the amparo lawsuit initiated by Messrs. Jonatan Baldiviezo and María Eva Koutsovitis in relation to the property, in which they intend to suspend the holding of the public hearing (which took place in August 2021), extend the registration period for the aforementioned hearing and declare the nullity of the public hearing, in the event that it had already been carried out, based on alleged violations of the right to informed participation in the same and access to environmental information. In this regard, the Company answered the complaint on November 1, 2023, requesting its rejection. This is based on the fact that the issue was already partially resolved by the trial referred to in point (i), and that all the relevant information for carrying out the approval process of the Urban Planning Agreement was fully provided. The environmental issues of the project must be addressed at the corresponding stage, as established by Law 123. Considering the issues discussed in this process, a resolution favorable to the interests of the Company is expected.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	09.30.2023	06.30.2023
Costs	170,831	13,729	43,613	14,811	8,797	251,781	221,670
Accumulated depreciation	(14,581)	(7,789)	(15,011)	(13,357)	(4,806)	(55,544)	(48,931)
Net book amount at the beginning of the period / year	156,250	5,940	28,602	1,454	3,991	196,237	172,739
Additions	3,757	330	857	186	158	5,288	34,703
Disposals	(4)	-	(4,602)	(2)	(58)	(4,666)	(10,032)
Currency translation adjustment	(3,516)	(191)	(136)	(2)	(86)	(3,931)	8,908
Transfers	3,782	-	(78)	8	73	3,785	(3,468)
Depreciation charges (ii)	(599)	(958)	(449)	(147)	(172)	(2,325)	(6,613)
Balances at the end of the period / year	159,670	5,121	24,194	1,497	3,906	194,388	196,237
Costs	174,850	13,868	39,654	15,001	8,884	252,257	251,781
Accumulated depreciation	(15,180)	(8,747)	(15,460)	(13,504)	(4,978)	(57,869)	(55,544)
Net book amount at the end of the period / year	159,670	5,121	24,194	1,497	3,906	194,388	196,237

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of September 30, 2023, the depreciation charge has been charged to the line "Costs" for ARS 454, "General and administrative expenses" for ARS 163 and "Selling expenses" for ARS 11, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 1,697 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Completed properties	Properties under development	Undeveloped sites	09.30.2023	06.30.2023
Beginning of the period / year	799	4,374	3,157	8,330	9,399
Additions	-	43	13	56	427
Currency translation adjustment	-	(73)	-	(73)	20
Transfers	-	-	-	-	(582)
Disposals	(10)	-	-	(10)	(934)
End of the period / year	789	4,344	3,170	8,303	8,330

Non-current				8,126	8,136
Current				177	194
Total				8,303	8,330

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Goodwill	Information systems and software	Future units to receive under barter transactions and others	09.30.2023	06.30.2023
Costs	1,773	5,688	13,927	21,388	19,666
Accumulated amortization	-	(4,933)	(3,017)	(7,950)	(7,219)
Net book amount at the beginning of the period / year	1,773	755	10,910	13,438	12,447
Additions	-	318	1	319	2,212
Disposals	-	-	-	-	(247)
Transfers	-	-	-	-	(270)
Currency translation adjustment	(7)	(8)	-	(15)	27
Amortization charges (i)	-	(111)	(22)	(133)	(731)
Balances at the end of the period / year	1,766	954	10,889	13,609	13,438
Costs	1,766	5,998	13,928	21,692	21,388
Accumulated amortization	-	(5,044)	(3,039)	(8,083)	(7,950)
Net book amount at the end of the period / year	1,766	954	10,889	13,609	13,438

(i)
As of September 30, 2023, amortization charge was recognized in the amount of ARS 52 under "Costs" and in the amount of ARS 81 under "General and administrative expenses" in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets

The Group’s right-of-use assets as of September 30, 2023 and June 30, 2023 are the following:

	09.30.2023	06.30.2023
Farmland	21,568	20,540
Convention center	3,288	3,341
Offices, shopping malls and other buildings	1,431	616
Machinery and equipment	323	272
Others	433	495
Right-of-use assets	27,043	25,264
Non-current	27,043	25,264
Total	27,043	25,264

The depreciation charge of the right of use assets is detailed below:

	09.30.2023	09.30.2022
Farmland	1,948	2,507
Convention center	53	51
Offices, shopping malls and other buildings	1	1
Machinery and equipment	44	34
Others	116	42
Depreciation charge of right-of-use assets (i)	2,162	2,635

(i)
As of September 30, 2023, the amortization charge has been allocated ARS 95 within "Costs", ARS 37 in "General and administrative expenses" and ARS 38 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 1,992 were capitalized as part of the cost of biological assets.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the three-month period ended September 30, 2023 and for the year ended June 30, 2023 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	09.30.2023	06.30.2023
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	11,992	2,339	8,448	14,588	227	155	37,749	44,416
Purchases	-	-	-	705	-	-	705	1,575
Initial recognition and changes in the fair value of biological assets	-	(1,609)	187	(873)	(38)	-	(2,333)	(1,816)
Decrease due to harvest	-	(18,294)	(10,453)	-	-	-	(28,747)	(94,867)
Sales	-	-	-	(1,708)	-	-	(1,708)	(6,173)
Consumes	-	-	-	(9)	-	(9)	(18)	(76)
Costs for the period / year	5,457	6,559	7,964	2,347	-	3	22,330	93,220
Currency translation adjustment	(571)	445	(244)	(108)	-	-	(478)	1,470
Balances at the end of the period / year	16,878	(10,560)	5,902	14,942	189	149	27,500	37,749
Non-current (Production)	-	-	-	12,903	163	147	13,213	12,545
Current (Consumable)	16,878	(10,560)	5,902	2,039	26	2	14,287	25,204
Net book amount at the end of the period / year	16,878	(10,560)	5,902	14,942	189	149	27,500	37,749

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (911) and ARS (2,547) for the three-month period ended September 30, 2023 and for the fiscal year ended June 30, 2023, respectively; amounts of ARS 528 and ARS (496), was attributable to price changes, and amounts of ARS (1,439) and ARS (2,052), was attributable to physical changes, respectively.

During the three-month period ended September 30, 2023, there have not been transfers between the different hierarchies used to determine the fair value of the Group's biological assets. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS 4,950 and ARS 8,151 for the three-month period ended September 30, 2023 and the year ended June 30, 2023, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of September 30, 2023, and June 30, 2023, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of September 30, 2023 and 2022 are as follows:

	09.30.2023	09.30.2022

Supplies and labors	16,511	12,789
Salaries, social security costs and other personnel expenses	1,192	877
Depreciation and amortization	3,705	3,884
Fees and payments for services	54	98
Maintenance, security, cleaning, repairs and others	171	148
Taxes, rates and contributions	23	33
Leases and service charges	18	7
Freights	75	136
Travelling, library expenses and stationery	137	136
Other expenses	444	3,187
	22,330	21,295

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2023 and June 30, 2023 are as follows:

	09.30.2023	06.30.2023
Crops	20,957	17,381
Materials and supplies	26,527	20,119
Sugarcane	366	272
Agricultural inventories	47,850	37,772
Supplies for hotels	231	269
Total inventories	48,081	38,041

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2023 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
September 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	109,639	15,744	-	125,383	40,445	165,828
Investment in financial assets:
- Public companies’ securities	-	4,948	-	4,948	-	4,948
- Bonds	-	13,057	-	13,057	-	13,057
- Mutual funds	-	38,413	-	38,413	-	38,413
- Others	828	7,151	-	7,979	-	7,979
Derivative financial instruments:
- Commodities options contracts	-	485	-	485	-	485
- Commodities futures contracts	-	585	-	585	-	585
- Foreign-currency options contracts	-	158	-	158	-	158
- Foreign-currency future contracts	-	982	-	982	-	982
- Swaps	-	-	76	76	-	76
- Others	-	1,047	-	1,047	-	1,047
Restricted assets (i)	1,429	-	-	1,429	-	1,429
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	23,042	-	-	23,042	-	23,042
- Short-term investments	-	44,549	-	44,549	-	44,549
Total assets	134,938	127,119	76	262,133	40,445	302,578

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
September 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	108,272	-	-	108,272	44,503	152,775
Borrowings (Note 20)	327,934	-	-	327,934	-	327,934
Derivative financial instruments:
- Commodities options contracts	-	840	-	840	-	840
- Commodities futures contracts	29	1,748	-	1,777	-	1,777
- Foreign-currency options contracts	-	88	-	88	-	88
- Foreign-currency future contracts	-	108	-	108	-	108
Total liabilities	436,235	2,784	-	439,019	44,503	483,522

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2023 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	99,584	20,021	-	119,605	32,801	152,406
Investment in financial assets:
- Public companies’ securities	-	6,803	-	6,803	-	6,803
- Bonds	-	17,573	1,034	18,607	-	18,607
- Mutual funds	-	33,753	-	33,753	-	33,753
- Others	937	1,764	-	2,701	-	2,701
Derivative financial instruments:
- Commodities options contracts	-	282	-	282	-	282
- Commodities futures contracts	-	2,780	-	2,780	-	2,780
- Foreign-currency options contracts	-	372	-	372	-	372
- Foreign-currency future contracts	-	2,390	-	2,390	-	2,390
- Swaps	-	-	376	376	-	376
- Others	-	2,637	-	2,637	-	2,637
Restricted assets (i)	1,621	-	-	1,621	-	1,621
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	12,491	-	-	12,491	-	12,491
- Short-term investments	-	40,003	-	40,003	-	40,003
Total assets	114,633	128,378	1,410	244,421	32,801	277,222

		Financial liabilities at fair value through profit or loss			Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities
June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	83,223	-	-	83,223	41,673	124,896
Borrowings (Note 20)	353,302	-	-	353,302	-	353,302
Derivative financial instruments:
- Commodities options contracts	-	1,092	-	1,092	-	1,092
- Commodities futures contracts	20	452	-	472	-	472
- Foreign-currency future contracts	-	170	-	170	-	170
- Swaps	-	8	-	8	-	8
Total liabilities	436,545	1,722	-	438,267	41,673	479,940

(i)
Corresponds to deposits in guarantee and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2023.

As of September 30, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2023 and June 30, 2023 are as follows:

	09.30.2023	06.30.2023
Trade, leases and services receivable (*)	102,573	100,019
Less: allowance for doubtful accounts	(1,826)	(2,039)
Total trade receivables	100,747	97,980
Prepayments	26,787	17,947
Borrowings, deposits and others	13,448	12,853
Contributions pending integration	-	61
Guarantee deposits	27	15
Tax receivables	11,299	11,244
Others	11,694	10,267
Total other receivables	63,255	52,387
Total trade and other receivables	164,002	150,367

Non-current	45,189	45,448
Current	118,813	104,919
Total	164,002	150,367

(*)
Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.2023	06.30.2023
Beginning of the period/ year	2,039	2,982
Additions (i)	109	441
Recovery (i)	(53)	(178)
Currency translation adjustment	218	510
Used during the year	-	(5)
Inflation adjustment	(487)	(1,711)
End of the period/ year	1,826	2,039

(i)
The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2023 and 2022:

	Note	09.30.2023	09.30.2022
Profit for the period		78,969	12,471
Adjustments for:
Income tax	21	41,247	2,921
Amortization and depreciation	24	931	739
Gain from disposal of trading properties		(26)	(717)
Loss from disposal of property, plant and equipment		761	-
Realization of currency translation adjustment		-	(365)
Net (gain)/ loss from fair value adjustment of investment properties		(100,936)	15,748
Loss from disposal of subsidiary and associates		558	-
Financial results, net		(3,464)	(22,667)
Provisions and allowances		(2,619)	1,355
Share of profit of associates and joint ventures	7	(1,885)	(1,980)
Management fees		4,549	1,017
Changes in net realizable value of agricultural products after harvest		(1,603)	(617)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(952)	19
Gain from disposal of farmlands		(28)	(60)
Changes in operating assets and liabilities:
Increase in inventories		(9,909)	(14,402)
(Increase)/ decrease in trading properties		(20)	26
Decrease in biological assets		14,492	13,708
(Increase)/ Decrease in trade and other receivables		(7,700)	9,324
Increase in trade and other payables		27,778	9,212
Decrease in salaries and social security liabilities		(4,019)	(3,407)
Decrease in provisions		(92)	(29)
Decrease in lease liabilities		(495)	(1,115)
Net variation in derivative financial instruments		1,515	882
Decrease in right of use assets		9	-
Net cash generated from operating activities before income tax paid		37,061	22,063

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Issuance of non convertible notes	-	76,262
Increase in investment properties through a decrease in properties plant and equipment	-	1,616
Increase in shareholders' equity through an increase in investment properties	662	1,342
Increase in deferred income tax liabilities through a decrease in shareholders' equity	233	458
Decrease in intangible assets through a decrease in trading properties	-	677
Decrease in shareholders' equity through an increase in trade and other payables	-	71
Decrease in investment in financial assets through a decrease in trade and other payables	-	496
Decrease in dividends receivable through an increase in investment in financial assets	-	14
Currency translation adjustment and other comprehensive income	2,589	4,582
Other changes in subsidiaries shareholders' equity	3,610	2,168
Increase in properties plant and equipment through an increase in trade and other payables	3,549	10,160
Increase in investment properties through an increase in trade and other payables	-	10
Increase in dividends receivables through a decrease in investment in associates and joint ventures	-	33
Increase in rights of use assets through an increase in lease liabilities	4,375	3,925
Decrease in investment properties through an increase in property, plant and equipment	1,124	-
Decrease in property, plant and equipment through an increase in investment properties	2,000	-
Decrease in investement in subsiriaries, associates and joint ventures through an increase in trade and other receivables	650	-
Decrease in investment properties through an increase in trade and other receivables	904	-
Barter transaction investment properties	226	-
Decrease in property, plant and equipment through an increase in trade and other receivables	7	-
Decrease in shareholders' equity through a decrease in trade and other receivables	1,511	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2023 and June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Trade payables	79,991	49,589
Advances from sales, leases and services (*)	26,668	22,138
Accrued invoices	4,528	5,292
Deferred income	190	195
Admission fees (*)	10,481	11,015
Deposits in guarantee	171	190
Total trade payables	122,029	88,419
Dividends payable to non-controlling interests	3,693	3,682
Tax payables	7,163	8,321
Director´s Fees	8,618	15,970
Management fees	7,675	4,216
Others	3,597	4,288
Total other payables	30,746	36,477
Total trade and other payables	152,775	124,896

Non-current	15,024	16,522
Current	137,751	108,374
Total	152,775	124,896

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	09.30.2023	06.30.2023
Beginning of period/ year	9,883	1	9,884	2,094
Additions (i)	821	-	821	10,934
Decreases (i)	(47)	-	(47)	(508)
Participation in the results	-	2	2	(22)
Inflation adjustment	(839)	-	(839)	(2,522)
Currency translation adjustment	(2)	-	(2)	15
Used during the period / year	(92)	-	(92)	(107)
End of period/ year	9,724	3	9,727	9,884

Non-current			8,556	8,716
Current			1,171	1,168
Total			9,727	9,884

(i)
Additions and recovery are included in "Other operating results, net". Contains the provision for the IDBD lawsuit. See Note 7 to the annual financial statements as of June 30, 2023.
(ii)
Corresponds to investments in Puerto Retiro as of September 30, 2023 and as of June 30, 2023. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.
On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests.

On May 9, 2023, two filings were made by Dolphin BV and IRSA for the purpose of reversing the decision of the Tel-Aviv Jaffa District Court regarding the manner in which the lawsuits were made, the law and the jurisdiction applicable. The following day, the Court granted a period of 20 days for IDBD to respond to the presentations made by Dolphin BV and IRSA and set a hearing for June 29, 2023.

On May 30, 2023, IDBD made a presentation to answer the arguments raised by IRSA and Dolphin BV in their briefs.

On June 29, 2023, the hearing set by the Court took place, where the parties had the opportunity to explain the arguments raised in their briefs. The Court would be in a position to issue a verdict regarding the statements made on the way in which the notification of the lawsuits was made, the law and applicable jurisdiction.

On July 3, 2023, the Court issued a verdict on the claims made by IRSA and Dolphin BV, ordering that a new notification of the lawsuit be made to the domicile of Dolphin BV and considering valid the way in which the lawsuit was notified to IRSA. Likewise, the Court confirmed its jurisdiction over IRSA and Dolphin B.V; ordered that they assume the plaintiff's costs for the sum of NIS 25,000 and established that the deadline to answer the underlying claims of the lawsuit expires on December 7, 2023. IRSA will appeal the Court's verdict, and may do so until October 27. of 2023.

On September 14, 2023, IDBD made a presentation for the purposes of requesting the general inhibition of assets of IRSA and Dolphin B.V. for the sum of NIS 144 million for the purposes of ensuring the payment of a possible sentence. IRSA and Dolphin BV responded to said presentation on October 24, 2023 and a hearing was set for November 21, 2023 to discuss this matter.

Based on the review of the commitments and the analysis of IRSA's lawyers, the sum of NIS 81 million, equivalent to ARS 7,401 million, is forecast in these condensed consolidated interim financial statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2023 and June 30, 2023 was as follows:

	Book value		Fair value
	09.30.2023	06.30.2023	09.30.2023	06.30.2023
Non-convertible notes	263,254	282,923	267,963	288,484
Bank loans	39,383	37,071	39,383	37,071
Bank overdrafts	20,634	26,662	20,634	26,662
Others	4,663	6,646	4,663	6,646
Total borrowings	327,934	353,302	332,643	358,863

Non-current	198,790	214,839
Current	129,144	138,463
Total	327,934	353,302

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxation

The details of the Group’s income tax, is as follows:

	09.30.2023	09.30.2022
Current income tax	(2,829)	(11,178)
Deferred income tax	(38,418)	8,257
Income tax from continuing operations	(41,247)	(2,921)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Tax calculated at the tax rates applicable to profits in the respective countries	(41,476)	(6,391)
Permanent differences:
Share of profit of joint ventures and associates	1,014	2,988
Tax rate differential	75	(74)
(Provision for unrecoverability of tax loss carry-forwards) / Unrecognized tax loss carry-forwards	248	346
Difference between affidavit and provision	1,533	-
Non-taxable profit, non-deductible expenses and others	(3,543)	7
Tax inflation adjustment	(10,522)	(17,569)
Fiscal transparency	22	(5)
Inflation adjustment permanent difference	10,166	18,839
Others	1,236	(1,062)
Income tax	(41,247)	(2,921)

The gross movement in the deferred income tax account is as follows:

	09.30.2023	06.30.2023
Beginning of period / year	(258,902)	(337,685)
Currency translation adjustment	619	(1,258)
Revaluation surplus	(232)	(562)
Charged to the Statement of Income	(38,417)	80,603
End of the period / year	(296,932)	(258,902)

22.
Revenues

	09.30.2023	09.30.2022
Crops	15,839	20,693
Sugarcane	10,171	9,975
Cattle	2,111	2,142
Supplies	5,238	3,384
Consignment	358	3,634
Advertising and brokerage fees	2,090	2,783
Agricultural rental and other services	1,011	782
Income from sales and services from agricultural business	36,818	43,393
Trading properties and developments	36	944
Rental and services	24,688	22,048
Hotel operations, tourism services and others	5,981	4,773
Income from sales and services from urban properties and investment business	30,705	27,765
Total revenues	67,523	71,158

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	09.30.2023	09.30.2022
Other operative costs	24	26
Cost of property operations	24	26
Crops	13,945	16,937
Sugarcane	8,121	9,491
Cattle	1,708	1,973
Supplies	5,438	2,979
Consignment	944	2,578
Advertising and brokerage fees	1,178	1,103
Agricultural rental and other services	601	260
Cost of sales and services from agricultural business	31,935	35,321
Trading properties and developments	165	405
Rental and services	7,087	7,380
Hotel operations, tourism services and others	2,761	2,392
Cost of sales and services from sales and services from urban properties and investment business	10,013	10,177
Total costs	41,972	45,524

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	09.30.2023	09.30.2022
Change in agricultural products and biological assets	18,122	-	-	18,122	24,302
Salaries, social security costs and other personnel expenses	4,729	3,086	536	8,351	8,202
Fees and payments for services	6,814	965	192	7,971	5,883
Cost of sale of goods and services	6,233	-	-	6,233	5,409
Maintenance, security, cleaning, repairs and others	3,104	298	7	3,409	3,412
Taxes, rates and contributions	592	644	2,237	3,473	2,781
Advertising and other selling expenses	1,213	10	335	1,558	1,747
Freights	2	1	1,433	1,436	1,234
Director's fees (i)	-	(3,449)	-	(3,449)	1,179
Depreciation and amortization	601	281	49	931	739
Leases and service charges	199	55	6	260	267
Travelling, library expenses and stationery	160	121	66	347	243
Supplies and labors	-	-	12	12	259
Other expenses	106	84	443	633	165
Bank expenses	19	205	-	224	172
Conditioning and clearance	-	-	330	330	169
Interaction and roaming expenses	78	4	1	83	64
Allowance for doubtful accounts, net	-	-	56	56	(50)
Total expenses by nature as of 09.30.2023	41,972	2,305	5,703	49,980	-
Total expenses by nature as of 09.30.2022	45,524	6,488	4,165	-	56,177

(i)
 On October 5, 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA for ARS 9,050. The board of directors of IRSA had proposed Director’s fees to the Board for ARS 13,500 and and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023. During the current period, with the final approval of said fee, the Company proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it.

25.
Other operating results, net

	09.30.2023	09.30.2022
Gain from commodity derivative financial instruments	329	1,678
Loss from sale of property, plant and equipment	(761)	-
Realization of currency translation adjustment (i)	-	364
Loss from sale of joint ventures	(558)	-
Donations	(34)	(71)
Lawsuits and other contingencies	(774)	(226)
Interest and allowances generated by operating assets	4,450	586
Administration fees	36	38
Others	479	529
Total other operating results, net	3,167	2,898

(i)
Corresponds to Condor’s liquidation.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Financial results, net

	09.30.2023	09.30.2022
Financial income
Interest income	2,537	903
Other financial income	-	14
Total financial income	2,537	917
Financial costs
Interest expense	(5,913)	(8,023)
Other financial costs	(626)	(817)
Total finance costs	(6,539)	(8,840)
Other financial results:
Foreign exchange, net	(10,388)	10,847
Fair value gain/ (loss) from financial assets and liabilities at fair value through profit or loss	8,973	(4,184)
(Loss)/ gain from repurchase of non-convertible notes	(33)	1,923
(Loss)/ gain from derivative financial instruments (except commodities)	(3,543)	74
Others	1,398	(840)
Total other financial results	(3,593)	7,820
Inflation adjustment	9,496	15,129
Total financial results, net	1,901	15,026

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2023 and June 30, 2023:

Item	09.30.2023	06.30.2023
Trade and other receivables	10,523	11,170
Investments in financial assets	1,762	1,746
Trade and other payables	(16,601)	(20,840)
Borrowings	(293)	(297)
Total	(4,609)	(8,221)

Related party	09.30.2023	06.30.2023	Description of transaction	Item
New Lipstick LLC	85	84	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	16	16	Leases and/or rights of use receivable	Trade and other receivables
	-	61	Contributions pending subscription	Trade and other receivables
	761	754	Other investments	Investments in financial assets
	(180)	(181)	Non-convertible notes	Borrowings
	1	1	Equity incentive plan receivable	Trade and other receivables
	1,373	1,073	Loans granted	Trade and other receivables
	(113)	(116)	Borrowings	Borrowings
	1	1	Reimbursement of expenses	Trade and other receivables
	26	36	Management fees receivable	Trade and other receivables
	(48)	(279)	Other payables	Trade and other payables
	1,392	2,144	Other receivables	Trade and other receivables
Total associates and joint ventures	3,314	3,594
CAMSA and its subsidiaries	(7,676)	(4,216)	Management fee payables	Trade and other payables
Yad Levim LTD	6,533	6,389	Loans granted	Trade and other receivables
Other related parties (ii)	660	696	Other receivables	Trade and other receivables
	(211)	(167)	Other payables	Trade and other payables
	1,001	992	Other investments	Investments in financial assets
	25	34	Reimbursement of expenses	Trade and other receivables
	(31)	(12)	Legal services	Trade and other payables
Total other related parties	301	3,716
IFISA	411	635	Financial operations receivables	Trade and other receivables
Total direct parent company	411	635
Directors and Senior Management	(8,635)	(16,166)	Fees	Trade and other payables
Total Directors and Senior Management	(8,635)	(16,166)
Total	(4,609)	(8,221)

(i)
Includes Quality Invest S.A., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Banco Hipotecario, GCDI S.A., Avenida Inc., Avenida Compras S.A., Agrofy S.A., BHN Seguros Generales S.A., BHN Vida S.A. and OFC S.R.L.
(ii)
Includes Estudio Zang, Bergel y Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton, Fundación Museo de los Niños, Viflor S.A and Agrofy S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month periods ended September 30, 2023 and 2022:

Related party	09.30.2023	09.30.2022	Description of transaction
BHN Vida S.A.	(3)	-	Financial operations
BHN Seguros Generales S.A.	(1)	-	Financial operations
Other associates and joint ventures	(9)	(12)	Leases and/or rights of use
	28	33	Corporate services
	54	33	Financial operations
Total associates and joint ventures	69	54
CAMSA and its subsidiaries	(4,549)	(1,017)	Management fee
Other related parties (i)	280	2	Leases and/or rights of use
	(110)	(19)	Fees and remunerations
	5	2	Corporate services
	(58)	(36)	Legal services
	294	64	Financial operations
	(30)	(60)	Donations
	3	-	Income from sales and services from agricultural business
Total other related parties	(4,165)	(1,064)
IFISA	(1)	10	Financial operations
Total Parent Company	(1)	10
Directors (ii)	3,605	(770)	Management fee
Senior Management	(70)	(112)	Compensation of Directors and senior management
Total Directors and Senior Management	3,535	(882)
Total	(562)	(1,882)

(i)
Includes Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A., Casposo Argentina Ltd, Uranga Trading, Agro Uranga, Isaac Elsztain e Hijos S.C.A. and Hamonet S.A.
(ii)
See Note 24 to these financial statements.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2023 and 2022:

Related party	09.30.2023	09.30.2022	Description of transaction
Viflor S.A.	-	(31)	Irrevocable contributions
Total irrevocable contributions	-	(31)
Agro-Uranga S.A.	-	264	Dividends received
Uranga Trading S.A.	-	48	Dividends received
Condor	-	141	Dividends received
Nuevo Puerto Santa Fe S.A.	160	-	Dividends received
Total dividends received	160	453
Quality S.A.	(9,421)	-	Sale of shares
Total sale of shares	(9,421)	-

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	09.30.2023	09.30.2022
Inventories at the beginning of the period	20,667	8,330	28,997	27,083
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,626)	-	(1,626)	1,687
Changes in the net realizable value of agricultural products after harvest	1,607	-	1,607	617
Additions	46	-	46	29
Currency translation adjustment	(2,669)	(73)	(2,742)	(2,595)
Harvest	47,894	-	47,894	38,626
Acquisitions and classifications	27,006	10,300	37,306	57,097
Consume	(2,828)	-	(2,828)	(2,790)
Disposals due to sales	-	(10)	(10)	(226)
Expenses incurred	5,050	-	5,050	4,153
Inventories at the end of the period	(63,212)	(8,534)	(71,746)	(78,183)
Cost as of 09.30.23	31,935	10,013	41,948	-
Cost as of 09.30.22	35,321	10,177	-	45,498

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	09.30.2023	06.30.2023
Assets
Trade and other receivables
US Dollar	108.38	348.95	37,820	28,708
Euros	0.08	368.32	30	31
Uruguayan pesos	7.25	9.10	66	1
Trade and other receivables related parties
US Dollar	20.20	349.95	7,069	7,057
Total Trade and other receivables			44,985	35,797
Investment in financial assets
US Dollar	82.61	348.95	28,827	31,496
Brazilian Reais	2.68	68.20	183	247
New Israel Shekel	6.21	91.72	570	471
Pounds	0.68	425.20	289	320
Total Investment in financial assets			29,869	32,534
Derivative financial instruments
US Dollar	3.46	348.95	1,207	2,862
Total Derivative financial instruments			1,207	2,862
Cash and cash equivalents
US Dollar	63.82	348.95	22,271	15,655
Euros	0.01	368.32	3	3
New Israel Shekel	0.11	91.72	10	35
Pounds	0.002	425.20	1	1
Uruguayan pesos	0.22	9.10	2	1
Total Cash and cash equivalents			22,287	15,695
Total Assets			98,348	86,888

Liabilities
Trade and other payables
US Dollar	78.12	349.95	27,337	14,956
Euros	-	370.25	-	1
Uruguayan pesos	4.18	9.10	38	16
Chilenean pesos	35.63	0.39	14	-
Trade and other payables related parties
US Dollar	0.06	349.95	22	26
Total Trade and other payables			27,411	14,999
Lease liabilities
US Dollar	14.78	349.95	5,171	4,421
Total Lease liabilities			5,171	4,421
Provisions
New Israel Shekel	80.69	91.72	7,401	7,464
Total Provisions			7,401	7,464
Borrowings
US Dollar	665.02	349.95	232,723	250,258
Borrowings with related parties
US Dollar	0.71	349.95	247	421
Total Borrowings			232,970	250,679
Derivative financial instruments
US Dollar	0.43	349.95	152	143
Total Derivative financial instruments			152	143
Total Liabilities			273,105	277,706

(1)
Exchange rates as of September 30, 2023 according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise - CRESUD

During the three-month period ended September 30, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 32,312 were received, for a converted warrants of 57,153, equivalents to 64,162 common shares.

Shares Buyback Program – New program - IRSA

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

The Company reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

Since the beginning of the program approved on June 15, 2023 and until the closing date of these condensed consolidated interim financial statements, the Company acquired 4,193,634 common shares (V.N. ARS 10 per share) for a total of ARS 1,901 million, 38.03% of the program approved on June 15, 2023. The amounts are expressed in the currency at the time of acquisition. As of the date of issuance of these financial statements, no deadline has been established for the disposal of the acquired shares.

Change in the total amount of shares and its nominal value - IRSA

On September 13, 2023, the Company announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)
an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and

(ii)
 changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was be assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after de indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

    Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price. This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants – Modification on Ratio and Price - IRSA

On September 14, 2023, we reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

● Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

 ● Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

 ● Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

 ● Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the three-month period ended September 30, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 27,247 were received, for a converted warrants of 63,039 common shares.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Las Londras Farmland

On December 20, 2020, BrasilAgro acquired the following companies established in Bolivia from Cresud: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombú Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (“Bolivian Companies”). The Bolivian Companies maintained possession, ownership or presumed ownership of various rural properties in Bolivia, including the rural property called "Las Londras" (part of the assets of Agropecuaria Acres del Sud), with an area of 4,485 hectares. At the time of the aforementioned operation, Las Londras was subject to an administrative land regularization process ("Land Regularization Process") initiated and conducted by the National Institute of Agrarian Reform of Bolivia ("INRA"), whose objective is the perfection of rights over property.

On November 25, 2021, as part of the Land Regularization Process, INRA issued the Final Land Regularization Resolution No. RA-SS 0504/2021 (“Definitive Resolution”), through which it declared the illegality of the possession of 4,435 hectares of Las Londras. On January 5, 2022, Agropecuaria Acres del Sud S.A. filed a “Contentious Administrative Lawsuit” challenging the Final Resolution in its entirety. However, on September 15, 2023, the Agro-Environmental Court issued a ruling declaring the Administrative Litigation Claim unfounded and confirming the Final Resolution (“Judgment”). In this context, Agropecuaria Acres del Sud S.A. will file a “Constitutional Amparo Action” against the Sentence, with the objective of revoking it.

BrasilAgro's external legal advisors have evaluated that the prospects of revoking the Judgment through the “Constitutional Amparo Action” are possible.

32.
Subsequent events

“261 Della Paolera” floor sale

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, all of which were paid in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking spaces and other complementary spaces.

Sale of fraction of “Los Pozos” field

On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the establishment called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, of which USD 1.4 remains to be received, which will be paid in two installments, the last of which is dated September 23, 2025, with a mortgage guarantee for said balance.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the Assembly) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the Assembly), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for the distribution of future dividends.

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of NV ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of NV ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

With respect to our holders of Global Depositary Shares (“GDS”), and due to the exchange and stock exchange regulations in force in the Argentine Republic, which have increased their restrictions in recent weeks, the Bank of New York Mellon (“BONY”), depositary bank of the GDS, is prevented from distributing the dividend paid by the Company.

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund Super Ahorro ARS (pure money market fund) managed by Banco Santander, BONY's representative bank in Argentina and is collaborating with BONY in order to analyze possible alternatives for the distribution or investment of said funds until such time as that entity can channel them in favor of the GDS holders, making available to any GDS holder who so decides the pesos corresponding to their dividend.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (VN ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (VN ARS 10).

The other terms and conditions of the warrants remain the same.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 5, 2023, General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was approved to allocate the results of the year as follows: (I) to the integration of the Legal Reserve for the sum of ARS 2,141.8 million , which updated as of the date of this meeting, amounts to the sum of ARS 2,561 million; and (II) the balance for the sum of ARS 40,693.3 million, which updated as of the date of this meeting amounts to the sum of ARS 48,659.4 million, to be used for the distribution of a dividend to shareholders in proportion to their holdings. shares, payable (i) in cash for the sum of ARS 22,000 million; (ii) in kind, the species being shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), owned by the Company and for the amount of 22,090,627 VN ARS 10, an amount that was updated by the liquidation derived from the distribution of released shares and change in par value, by applying a conversion ratio that for each share of par value ARS1 corresponded to 0.90780451408 shares of par value ARS10, at the closing price on October 4, 2023 of ARS 644 .75 per IRSA share; and, (iii) the balance for the sum of ARS 12,416.5 million to the constitution of a Reserve for future dividends.
Likewise, it was decided to approve the distribution of the total amount of 5,791,355 treasury shares in the portfolio to the Shareholders in proportion to their shareholdings.

On October 20, 2023, CRESUD reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

With respect to our holders of Global Depositary Shares (“GDS”), and due to the exchange and stock exchange regulations in force in the Argentine Republic, which have increased their restrictions in recent weeks, the Bank of New York Mellon (“BONY” ), depositary bank of the GDS, is prevented from distributing the dividend paid by the Company.

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund Super Ahorro ARS (pure money market fund) managed by Banco Santander, BONY's representative bank in Argentina and is collaborating with BONY in order to analyze possible alternatives for the distribution or investment of said funds until such time as that entity can channel them in favor of the GDS holders, making available to any GDS holder who so decides the pesos corresponding to their dividend.
Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.1232. Post-dividend ratio: 1.2548.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.5036. Post-dividend price: USD 0.4508.

The other terms and conditions of the warrants remain the same.

BrasilAgro – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 24, 2023, BrasilAgro approved the payment of dividends for BRL 320 million, corresponding to BRL 3.2387 per share.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of September 30, 2023, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2023;

c) we have read the Business Summary ("Reseña Informativa"), on which we have no observations to make regarding matters that are within our competence;

d) as of September 30, 2023 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 122,185,102, which was not due at that date.

Autonomous City of Buenos Aires, November 8, 2023

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Financial Statements as of September 30, 2023 and for the three-month periods ended as of that date, presented comparatively.

Cresud Sociedad Anónima,
Comercial Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2023 and June 30, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	7	2,099	4,144
Property, plant and equipment	8	45,286	42,540
Intangible assets	9	1,298	1,227
Right of use assets	10	11,325	8,739
Biological assets	11	11,047	9,744
Investments in subsidiaries and associates	6	425,417	384,620
Income tax and minimum presumed income tax credit		1	1
Trade and other receivables	14	2,262	2,748
Total non-current assets		498,735	453,763
Current assets
Biological assets	11	4,296	8,913
Inventories	12	21,106	14,260
Income tax credit		1	1
Trade and other receivables	14	6,309	9,204
Investments in financial assets	13	1	3,454
Derivative financial instruments	13	27	46
Cash and cash equivalents	13	1,562	1,710
Total current assets		33,302	37,588
TOTAL ASSETS		532,037	491,351
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		326,405	288,661
TOTAL SHAREHOLDERS' EQUITY		326,405	288,661
LIABILITIES
Non-current liabilities
Trade and other payables	16	328	406
Borrowings	18	78,164	88,226
Deferred income tax liabilities	19	21,366	21,185
Provisions	17	590	639
Lease liabilities		1,377	503
Total non-current liabilities		101,825	110,959
Current liabilities
Trade and other payables	16	33,897	18,976
Payroll and social security liabilities		1,128	2,081
Borrowings	18	64,834	67,589
Derivative financial instruments	13	29	20
Provisions	17	27	30
Lease liabilities		3,892	3,035
Total current liabilities		103,807	91,731
TOTAL LIABILITIES		205,632	202,690
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		532,037	491,351

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Revenues	20	7,786	12,050
Costs	21	(6,061)	(10,327)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(1,873)	(4,658)
Changes in the net realizable value of agricultural products after harvest		1,867	767
Gross profit/ (loss)		1,719	(2,168)
Net loss from fair value adjustment of investment properties		(45)	(95)
General and administrative expenses	22	(899)	(1,125)
Selling expenses	22	(1,229)	(1,535)
Other operating results, net	23	(36)	119
Management fees		(4,549)	(1,017)
Loss from operations		(5,039)	(5,821)
Share of profit of subsidiaries and associates	6	44,500	4,789
Profit / (loss) before financing and taxation		39,461	(1,032)
Finance income	24	2,021	698
Finance costs	24	(1,187)	(3,605)
Other financial results	24	(2,334)	3,400
Inflation adjustment	24	2,926	6,531
Financial results, net	24	1,426	7,024
Profit before income tax		40,887	5,992
Income tax	19	51	3,162
Profit for the period		40,938	9,154

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		(2,842)	(4,935)
Revaluation surplus		430	884
Other comprehensive loss the period		(2,412)	(4,051)
Total comprehensive income for the period		38,526	5,103

Profit per share for the period (ii)
Basic		69.15	15.46
Diluted		59.07	13.23

(i)
Components of other comprehensive income / (loss) have no impact on income tax.
(ii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliario, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2023	586	7	73,534	6,884	91,514	(5,166)	7,076	54,852	59,374	288,661
Profit for the period	-	-	-	-	-	-	-	-	40,938	40,938
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,412)	-	(2,412)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(2,412)	40,938	38,526
Exercise of warrants (ii)	-	-	-	(3)	82	-	-	-	-	79
Reserve for share-based payments	-	-	-	-	-	(121)	-	(30)	-	(151)
Changes in non-controlling interest	-	-	-	-	-	-	-	(710)	-	(710)
Other changes in equity	-	-	-	-	-	-	-	1,623	(1,623)	-
Balance as of September 30, 2023	586	7	73,534	6,881	91,596	(5,287)	7,076	53,323	98,689	326,405

(i)
Includes ARS 3 of inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements as of June 30, 2023.
(ii)
See Note 31 and 32 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii)
Group’s Other reserves as of September 30, 2023 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total Other reserves
Balance as of June 30, 2023	(3,490)	2,803	712	46,149	8,678	54,852
Other comprehensive (loss)/ income for the period	-	(2,842)	-	-	430	(2,412)
Total comprehensive (loss)/ income for the period	-	(2,842)	-	-	430	(2,412)
Reserve for share-based payments	125	-	-	-	(155)	(30)
Changes in non-controlling interest	-	-	-	-	(710)	(710)
Other changes in equity	-	-	-	1,623	-	1,623
Balance as of September 30, 2023	(3,365)	(39)	712	47,772	8,243	53,323

(i) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2022	590	2	73,528	6,982	90,738	660	3,338	(3,801)	74,754	246,791
Profit for the period	-	-	-	-	-	-	-	-	9,154	9,154
Other comprehensive loss for the period	-	-	-	-	-	-	-	(4,051)	-	(4,051)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(4,051)	9,154	5,103
Repurchase of treasury shares	(6)	6	-	-	-	-	-	(2,511)	-	(2,511)
Exercise of warrants	-	-	-	(5)	45	-	-	-	-	40
Changes in non-controlling interest	-	-	-	-	-	-	-	943	-	943
Reserve for share-based payments	-	-	-	-	-	-	-	84	-	84
Other changes in equity	-	-	-	-	-	-	-	124	-	124
Balance as of September 30, 2022	584	8	73,528	6,977	90,783	660	3,338	(9,212)	83,908	250,574

(i)
Includes ARS 1 of inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements as of June 30, 2023.
(ii)
Group’s Other reserves as of September 30, 2022 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (i)	Total Other reserves
Balance as of June 30, 2022	(1,060)	(2,176)	712	(1,277)	(3,801)
Other comprehensive (loss) / income for the period	-	(4,937)	-	886	(4,051)
Total comprehensive (loss) / income for the period	-	(4,937)	-	886	(4,051)
Repurchase of treasury shares	(2,511)	-	-	-	(2,511)
Changes in non-controlling interest	-	-	-	943	943
Reserve for share-based payments	-	-	-	84	84
Other changes in equity	-	122	-	2	124
Balance as of September 30, 2022	(3,571)	(6,991)	712	638	(9,212)

(i) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original in Spanish for publication in Argentina

	Note	09.30.2023	09.30.2022
Operating activities:
Cash generated from operations	15	4,451	378
Net cash generated from operating activities		4,451	378
Investing activities:
Acquisition of property, plant and equipment	8	(337)	(241)
Acquisition of intangible assets	9	(90)	-
Proceeds from disposals of investment in financial assets		4,328	574
Acquisition of investment in financial instruments		(627)	(267)
Payments from derivative financial instruments		(232)	(257)
Interests collected		26	-
Dividends collected		342	286
Net cash generated from investing activities		3,410	95
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		12,112	20,945
Payment of borrowings and non-convertible notes		(16,886)	(14,466)
Obtaining / (Payment) of short-term loans, net		3,475	(5,028)
Repurchase of treasury shares		-	(2,511)
Exercise of warrants		79	40
Interests paid		(6,699)	(5,976)
Net cash used in financing activities		(7,919)	(6,996)
Net decrease in cash and cash equivalents		(58)	(6,523)
Cash and cash equivalents at beginning of the period		1,710	16,515
Result from exposure to inflation on cash and cash equivalents		286	1,377
Foreign exchange loss in cash and changes in fair value of cash equivalents		(376)	(2,557)
Cash and cash equivalents at the end of the period	13	1,562	8,812

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Financial Statements
(All amounts in millions, except otherwise indicated)

1.
General information and company’s business

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9th Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 8, 2023.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

See Note 2.1. to the Unaudited Condensed Interim Consolidated Financial Statements

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2023, as described in Note 2 to those Annual Financial Statements.

2.3.
Comparative information

The amounts as of June 30, 2023 and September 30, 2022, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29 (Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Annual Separate Financial Statements for the fiscal year ended June 30, 2023, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals
See description of acquisitions and disposals of the Company for the three-month period ended September 30, 2023 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
5.
Financial risk management and fair value estimates

5.1.
Financial risk

These financial statements do not include all the information and disclosures on financial risk management, so they should be read in conjunction with Note 5 to the annual consolidated financial statements presented as of June 30, 2023. There have been no changes in the administration or in the risk management policies applied by the Group since the end of the financial year.

Since June 30, 2023 and until the date of these financial statements, there have been no significant changes in commercial or economic circumstances that affect the fair value of the Group's assets and liabilities (whether they are measured at fair value or amortized cost).

6.
Investments in subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

Set out below are the changes in Company’s investment in subsidiaries and associates for the three-month period ended September 30, 2023 and for the fiscal year ended June 30, 2023:

	09.30.2023	06.30.2023
Beginning of the period / year	384,620	350,106
Share of profit	44,500	48,265
Others changes in subsidiaries’ equity	(861)	9,429
Other comprehensive results	(2,842)	4,637
Decrease of interest	-	(40)
Dividends distributed (Note 25)	-	(27,777)
End of the period / year	425,417	384,620

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2023 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2023 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)
Name of the entity	09.30.2023	06.30.2023	09.30.2023	06.30.2023	09.30.2023	09.30.2022
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	1.35%	1.35%	4,354	4,490	(145)	(200)
Futuros y Opciones.Com S.A.	49.55%	49.55%	4,529	4,035	494	991
Amauta Agro S.A. (continuation of FyO Trading S.A.)	2.20%	2.20%	-	9	(9)	(10)
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	2.20%	2.20%	114	88	26	43
Helmir S.A.	100.00%	100.00%	112,315	112,926	257	(2,833)
IRSA Inversiones y Representaciones Sociedad Anónima	54.28%	54.06%	301,877	260,817	41,062	1,963
Total Subsidiaries			423,189	382,365	41,685	(46)

Associates
Agrouranga S.A.	34.86%	34.86%	1,712	1,750	(38)	(102)
Uranga Trading S.A.	34.86%	34.86%	516	505	11	2
Total Associates			2,228	2,255	(27)	(100)
Total Investments in subsidiaries and associates			425,417	384,620	41,658	(146)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

					Last financial statement issued
Name of the entity	Market value as of 09.30.2023	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	28.72	Brazil	Agricultural	1,334,400	17,742	2,088	193,639
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	191,443,176	386	995	9,139
Amauta Agro S.A. (continuation of FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	506,440	23	(395)	21
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	1,173	5,169
Helmir S.A.	Not publicly traded	Uruguay	Investment	10,287,750,845	10,288	2,742	111,603
IRSA Inversiones y Representaciones Sociedad Anónima	627.15	Argentina	Real Estate	391,933,325	722	77,042	563,109
Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	(110)	424
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	33	1,481

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2023 and for the fiscal year ended June 30, 2023 were as follows:

	09.30.2023	06.30.2023
Beginning of the period / year	4,144	2,682
Transfers	(2,000)	1,617
Net loss from fair value adjustment of investment properties	(45)	(155)
End of the period / year	2,099	4,144

During the three-month period ended September 30, 2023 and for the year ended June 30, 2023, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the Annual Consolidated Financial Statements corresponding to the year ended June 30, 2023, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted considering the specific aspects of each land, the most important used premise being the price per hectare.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2023 and for the fiscal year ended June 30, 2023 were as follows:

	Owner occupied farmland (ii)	Others (iii)	Total as of 09.30.2023	Total as of 06.30.2023

Costs	49,970	3,509	53,479	50,979
Accumulated depreciation	(8,407)	(2,532)	(10,939)	(9,951)
Net book amount at the beginning of the period / year	41,563	977	42,540	41,028
Additions	208	129	337	2,776
Disposals	(2)	(1)	(3)	(1)
Transfers	2,662	-	2,662	(275)
Depreciation charge (i)	(166)	(84)	(250)	(988)
Balances at the end of the period / year	44,265	1,021	45,286	42,540

Costs	52,838	3,637	56,475	53,479
Accumulated depreciation	(8,573)	(2,616)	(11,189)	(10,939)
Net book amount at the end of the period / year	44,265	1,021	45,286	42,540

(i) As of September 30, 2023 the depreciation expense of property, plant and equipment has been charged as follows: ARS 16 in "Costs" and ARS 14 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income" (Note 22);ARS 220 were capitalized as part of the biological assets costs.
(ii) Includes farms, buildings and facilities of farmlands properties.
(iii) Includes producing plants, machinery and equipment, furnitures and supplies and vehicles.

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2023 and for the fiscal year ended as of June 30, 2023 were as follows:

	Software	Concession rights	Total as of 09.30.2023	Total as of 06.30.2023
Costs	240	2,354	2,594	2,560
Accumulated amortization	(208)	(1,159)	(1,367)	(1,275)
Net book amount at the beginning of the period / year	32	1,195	1,227	1,285
Additions	90	-	90	34
Amortization charges (i)	-	(19)	(19)	(92)
Balances at the end of the period / year	122	1,176	1,298	1,227
Costs	330	2,354	2,684	2,594
Accumulated amortization	(208)	(1,178)	(1,386)	(1,367)
Net book amount at the end of the period / year	122	1,176	1,298	1,227

(i) Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income (Note 22). There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the three-month period ended as of September 30, 2023 and for the fiscal year ended as of June 30, 2023 is as follows:

	09.30.2023	06.30.2023
Offices	556	35
Farmland	10,769	8,704
Total right of use assets	11,325	8,739
Non-current	11,325	8,739
Total	11,325	8,739

The depreciation charge of the right of use assets is detailed below:

	09.30.2023	09.30.2022
Farmland	1,329	2,047
Offices	41	36
Total depreciation of right of use assets (i)	1,370	2,083

(i) As of September 30, 2023 the depreciation expense has been charged for ARS 41 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income" (Note 22);ARS 1,329 were capitalized as part of the biological assets costs.

11.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2023 and for the fiscal year ended as of June 30, 2023 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 09.30.2023	Total as of 06.30.2023
Net book amount at the beginning of the period / year	907	6,800	10,583	213	154	18,657	22,081
Purchases	-	-	562	-	-	562	812
Initial recognition and changes in the fair value of biological assets	-	(1,370)	(501)	(38)	-	(1,909)	(7,294)
Decrease due to harvest	-	(8,270)	-	-	-	(8,270)	(25,820)
Sales	-	-	(1,025)	-	-	(1,025)	(4,461)
Consumes	-	-	(7)	-	(7)	(14)	(73)
Costs for the period	2,571	2,840	1,931	-	-	7,342	33,412
Balances at the end of the period / year	3,478	-	11,543	175	147	15,343	18,657

Non-current (production)	-	-	10,737	163	147	11,047	9,744
Current (consumable)	3,478	-	806	12	-	4,296	8,913
Net book amount at the end of the period / year	3,478	-	11,543	175	147	15,343	18,657

During the three-month period ended September 30, 2023, there were no transfers between the fair value hierarchies. Likewise, there were no reclassifications among their respective categories.

Capitalized costs of production as of September 30, 2023 and 2022 are as follows:

	09.30.2023	09.30.2022
Supplies and labors	4,776	3,648
Leases and expenses	18	7
Amortization and depreciation	1,547	2,268
Maintenance, security, cleaning, repairs and others	160	141
Payroll and social security liabilities	552	574
Fees and payments for services	54	98
Freight expenses	75	136
Travel expenses and stationery	137	136
Taxes, rates and contributions	23	36
	7,342	7,044

See information on valuation processes used by the entity in Note 14 to the Annual Consolidated Financial Statements as of June 30, 2023.

As of September 30, 2023, and June 30, 2023, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Inventories

Breakdown of Company’s inventories as of September 30, 2023 and June 30, 2023 are as follows:

	09.30.2023	06.30.2023
Crops	10,862	6,099
Materials and supplies	28	30
Seeds and fodders	10,216	8,131
Total inventories	21,106	14,260
Current	21,106	14,260
Total	21,106	14,260

As of September 30, 2023 the cost of inventories recognized as expense amounted to ARS 5,001 and have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2023.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2023 and June 30, 2023 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2023		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	4,549	-	4,549	4,024	8,573
Investment in financial assets
- Mutual funds	-	1	1	-	1
Derivative financial instruments
- Commodities options contracts	-	27	27	-	27
Cash and cash equivalents
- Cash on hand and at bank	1,340	-	1,340	-	1,340
- Short-term investments	-	222	222	-	222
Total	5,889	250	6,139	4,024	10,163

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total
September 30, 2023
Liabilities as per statement of financial position
Trade and others payables (Note 16)	22,334	22,334	11,891	34,225
Borrowings (Note 18)	142,998	142,998	-	142,998
Derivative financial instruments:
- Commodities futures contracts	29	29	-	29
Total	165,361	165,361	11,891	177,252

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2023		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	7,845	-	7,845	4,110	11,955
Investment in financial assets
- Mutual funds	-	3,454	3,454	-	3,454
Derivative financial instruments
- Commodities options contracts	-	46	46	-	46
Cash and cash equivalents
- Cash on hand and at bank	1,268	-	1,268	-	1,268
- Short-term investments	-	442	442	-	442
Total	9,113	3,942	13,055	4,110	17,165

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2023
Liabilities as per statement of financial position
Trade and others payables (Note 16)	12,885	12,885	6,497	19,382
Borrowings (Note 18)	155,815	155,815	-	155,815
Derivative financial instruments:
- Commodities futures contracts	20	20	-	20
Total	168,720	168,720	6,497	175,217

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 18).

As of September 30, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2023 and June 30, 2023 are as follows:

	09.30.2023	06.30.2023
Receivables from sale of agricultural products and services	2,308	3,611
Debtors under legal proceedings	2	3
Less: allowance for doubtful accounts	(2)	(3)
Total trade receivables	2,308	3,611
Prepayments	958	611
Tax credits	2,825	3,418
Loans granted	186	159
Advance payments	255	102
Expenses to recover	113	90
Others	722	657
Total other receivables	5,059	5,037
Related parties (Note 25)	1,204	3,304
Total trade and other receivables	8,571	11,952
Non-current	2,262	2,748
Current	6,309	9,204
Total trade and other receivables	8,571	11,952

(i)
Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Annual Consolidated Financial Statements as of June 30, 2023.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.2023	06.30.2023
Beginning of the period / year	3	18
Additions	1	7
Recovery	(1)	(8)
Inflation adjustment	(1)	(14)
End of the period / year	2	3

The addition and recovery of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2023 and 2022:

	Note	09.30.2023	09.30.2022
Profit for the period		40,938	9,154
Adjustments for:
Income tax	19	(51)	(3,162)
Amortization and depreciation	22	92	83
Financial results, net		(6,674)	(7,766)
Unrealized initial recognition and changes in the fair value of biological assets		(1,407)	1,215
Changes in net realizable value of agricultural products after harvest		(1,867)	(767)
Provisions and allowances		213	112
Management fees		4,549	1,017
Share of profit from participation in subsidiaries and asscociates	6	(44,500)	(4,789)
Net loss from fair value adjustment of investment properties	7	45	95
Changes in operating assets and liabilities:
Decrease in biological assets		6,268	6,117
(Increase)/ decrease in inventories		(4,979)	1,151
Decrease/ (increase) in trade and other receivables		3,038	(786)
Decrease/ (increase) in right of use assets		9	(5)
Decrease in lease liabilities		(495)	(1,115)
Decrease in derivative financial instruments		-	894
Increase/ (decrease) in trade and other payables		10,225	(253)
Decrease in payroll and social security liabilities		(953)	(817)
Net cash used in operating activities before income tax paid		4,451	378

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Non-cash transactions
Uncollected dividends	-	33
Currency translation adjustment and other comprehensive results from subsidiaries and associates	2,842	4,935
Other changes in equity	861	1,151
Increase of non-convertible notes through a decrease in non-convertible notes	-	22,715
Increase in right of use assets through a decrease in lease liabilities	3,967	3,836
Increase in investment properties through a decrease in property, plant and equipment	-	1,616
Increase in shareholders´ equity through an increase in investment properties	662	1,342
Increase in deferred tax liability through a decrease in shareholders´ equity	232	458
Decrease in trade and other receivables through a decrease in lease liabilities	18	31
Decrease in trade and other receivables through a decrease in borrowings	76	38
Decrease in property, plant and equipment through an increase in trade and other receivables	7	-
Decrease in investment properties through an increase in property, plant and equipment	2,000	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2023 and June 30, 2023 are as follows:

	09.30.2023	06.30.2023
Trade payables	9,935	3,856
Provisions	2,380	2,601
Sales, rent and services payments received in advance	11,166	6,326
Total trade payables	23,481	12,783
Taxes payable	156	163
Total other payables	156	163
Related parties (Note 25)	10,588	6,436
Total trade and other payables	34,225	19,382
Non-current	328	406
Current	33,897	18,976
Total trade and other payables	34,225	19,382

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 3). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision as of September 30, 2023 and June 30, 2023:

	Labor and tax claims and other claims	Total as of 09.30.2023	Total as of 06.30.2023
Beginning of period / year	669	669	867
Additions (i)	134	134	421
Decreases (i)	-	-	(46)
Used during the period	-	-	(16)
Inflation adjustment	(186)	(186)	(557)
End of period / year	617	617	669
Non-current		590	639
Current		27	30
Total		617	669

(i)
The net is included in “Other operating results, net”.

18.
Borrowings

Company’s borrowings as of September 30, 2023 and June 30, 2023 are comprised as follows:

	Book value		Fair Value
	09.30.2023	06.30.2023	09.30.2023	06.30.2023
Non-convertible notes	99,870	116,111	105,315	120,752
Bank loans and others	5,257	3,071	5,257	3,071
Related parties (Note 25)	22,294	18,986	22,322	19,018
Bank overdrafts	15,577	17,647	15,577	17,647
Total borrowings	142,998	155,815	148,471	160,488
Non-current	78,164	88,226
Current	64,834	67,589
Total borrowings	142,998	155,815

  See Note 20 to the interim condensed consolidated financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.2023	09.30.2022
Current income tax	-	(136)
Deferred income tax	51	3,298
Income tax	51	3,162

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2023 and 2022:

	09.30.2023	09.30.2022
Net profit at tax rate (i)	(14,310)	(2,054)
Permanent differences:
Share of profit of subsidiaries and associates	15,575	1,642
Income tax rate change	-	(74)
Use of tax loss carry-forwards	378	1,219
Tax transparency	22	(5)
Tax loss carry-forwards update	(2,158)	-
Non-taxable results, non-deductible expenses and others	-	7
Tax inflation adjustment	(11,665)	(7,680)
Inflation adjustment permanent difference	12,209	10,107
Income tax	51	3,162

(i) The income tax rate applicable as of September 30, 2023 and 2022 is 35% and 34.28%, respectively.

Changes in the deferred tax account are as follows:

	09.30.2023	06.30.2023
Beginning of the period / year	(21,185)	(31,253)
Revaluation surplus	(232)	(464)
Charged to the Statement of Comprehensive Income	51	10,532
End of the period / year	(21,366)	(21,185)

See Note 21 to the interim condensed consolidated financial statements.

20.
Revenues

	09.30.2023	09.30.2022
Crops	6,136	10,172
Cattle	1,430	1,749
Supplies	-	5
Leases and agricultural services	220	124
Total revenues	7,786	12,050

21.
Costs

	09.30.2023	09.30.2022
Crops	5,001	8,640
Cattle	1,025	1,577
Leases and agricultural services	11	79
Other costs	24	31
Total costs	6,061	10,327

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
22.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.2023	Total as of 09.30.2022
Supplies and labors	-	-	9	9	69
Leases and expenses	-	19	1	20	26
Amortization and depreciation	16	76	-	92	83
Doubtful accounts (charge and recovery) (Note 14)	-	-	-	-	2
Cost of sale of agricultural products and biological assets	6,026	-	-	6,026	10,218
Advertising, publicity and other selling expenses	-	-	13	13	31
Maintenance, security, cleaning, repairs and others	1	58	1	60	71
Payroll and social security liabilities	9	437	36	482	874
Fees and payments for services	3	147	78	228	203
Freights	-	-	806	806	991
Bank commissions and expenses	-	44	-	44	12
Travel expenses and stationery	6	38	1	45	31
Conditioning and clearance	-	-	119	119	172
Director’s fees (Note 25)	-	79	-	79	50
Taxes, rates and contributions	-	1	165	166	154
Total expenses by nature as of 09.30.2023	6,061	899	1,229	8,189	-
Total expenses by nature as of 09.30.2022	10,327	1,125	1,535	-	12,987

(i)
Include ARS 24 and ARS 31 of other agricultural operating costs as of September 30, 2023 and 2022, respectively.

23.
Other operating results, net

	09.30.2023	09.30.2022
Administration fees	33	10
Gain / (loss) from commodity derivative financial instruments	61	(57)
Interest and allowances generated by operating assets	-	26
Gain from disposal of property, plant and equipment	4	-
Contingencies	(134)	(60)
Donations	(1)	-
Others	1	200
Total other operating results, net	(36)	119

24.
Financial results, net

	09.30.2023	09.30.2022
Interest income	2,021	698
Total financial income	2,021	698
Interest expenses	(1,100)	(3,371)
Other financial costs	(87)	(234)
Total financial costs	(1,187)	(3,605)
Exchange rate difference, net	(2,768)	3,836
Fair value gain of financial assets at fair value through profit or loss	436	460
Loss from derivative financial instruments (except commodities)	-	(267)
Loss from the exchange of non-convertible notes	(2)	-
Loss from repurchase of non-convertible notes	-	(629)
Total other financial results	(2,334)	3,400
Inflation adjustment	2,926	6,531
Total financial results, net	1,426	7,024

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Annual Consolidated Financial Statements as of June 30, 2023.

The following is a summary of the balances with related parties as of September 30, 2023 and June 30, 2023:

Items	09.30.2023	06.30.2023
Right of use assets	-	35
Trade and other receivables	1,204	3,304
Trade and other payables	(10,588)	(6,436)
Borrowings	(22,294)	(18,986)
Lease liabilities	-	(31)
Total	(31,678)	(22,114)

Related party	09.30.2023	06.30.2023	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	29	1,057	Corporate services receivable	Trade and other receivables
	38	344	Reimbursement of expenses receivable	Trade and other receivables
	(120)	(4)	Reimbursement of expenses to pay	Trade and other payables
	(228)	(274)	Non-convertible notes	Borrowings
	-	35	Right of use assets	Right of use assets
	-	(31)	Leases	Lease liabilities
	3	4	Share-based payments	Trade and other receivables
Brasilagro	(128)	(125)	Rentals and services received	Trade and other payables
	42	58	Dividends receivable	Trade and other receivables
	121	138	Debtors for sales, rentals and services	Trade and other receivables
Helmir S.A.	(21,780)	(18,182)	Borrowings	Borrowings
	(4)	-	Rentals and services received	Trade and other payables
	(2,069)	(2,051)	Other payables	Trade and other payables
FyO Acopio S.A.	-	575	Debtors for sales, rentals and services	Trade and other receivables
	13	-	Rentals and services received	Trade and other payables
	-	76	Dividends receivable	Trade and other receivables
Amauta Agro S.A.	9	3	Debtors for sales, rentals and services	Trade and other receivables
Futuros y Opciones.Com S.A.	968	692	Brokerage operations receivable	Trade and other receivables
	-	342	Dividends receivable	Trade and other receivables
	(569)	(7)	Advanced payments received	Trade and other payables
Total subsidiaries	(23,675)	(17,350)
Fibesa S.A.U.	(219)	(291)	Non-convertible notes	Borrowings
Agropecuaria Acres del Sud	1	1	Debtors for sales, rentals and services	Trade and other receivables
Total subsidiaries of the subsidiaries	(218)	(290)
Consultores Asset Management S.A.	(7,675)	(4,216)	Management fee payables	Trade and other payables
Agrofy S.A.	5	4	Debtors for sales, rentals and services	Trade and other receivables
	(11)	(8)	Rentals and services received	Trade and other payables
Ombú Agropecuaria S.A.	(17)	(18)	Rentals and services received	Trade and other payables
BHN Seguros Generales S.A.	(67)	(66)	Non-convertible notes	Borrowings
Fundación Museo de los Niños	4	5	Debtors for sales, rentals and services	Trade and other receivables
BHN Vida S.A.	-	(173)	Non-convertible notes	Borrowings
Total other related parties	(7,761)	(4,472)
Inversiones Financieras del Sur S.A.	-	27	Loans granted	Trade and other receivables
Total parent company	-	27
Directors and Senior Management	(16)	(22)	Reimbursement of expenses receivable	Trade and other receivables
	(8)	(7)	Directors' fees	Trade and other payables
Total directors and senior management	(24)	(29)
Total	(31,678)	(22,114)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month period ended as of September 30, 2023 and 2022:

Related party	09.30.2023	09.30.2022	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	-	(5)	Leases and/or rights of use
	(28)	(74)	Financial operations
	987	1,160	Corporate services
Futuros y Opciones.Com S.A.	(39)	(14)	Purchase of goods and/or services
Brasilagro	25	-	Administration fees
Amauta Agro S.A.	3	133	Purchase of goods and/or services
FyO Acopio S.A.	169	(307)	Purchase of goods and/or services
Helmir S.A.	2,852	110	Financial operations
Total subsidiaries	3,969	1,003
Tyrus S.A.	-	234	Financial operations
Panamerican Mall S.A.	-	(19)	Financial operations
Fibesa S.A.U.	18	(2)	Financial operations
Total subsidiaries of the subsidiaries	18	213
Uranga Trading S.A.	295	174	Income from agricultural sales and services
Total associates	295	174
Estudio Zang, Bergel & Viñes	(10)	(12)	Legal services
Consultores Asset Management S.A.	(4,549)	(1,017)	Administration fees
BNH Vida S.A.	(22)	2	Financial operations
Hamonet S.A.	(2)	-	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(4)	(5)	Leases and/or rights of use
Other related parties	(4,587)	(1,032)
Directors	(80)	(50)	Compensation of Directors
Senior Management	(16)	(21)	Fees
Total Directors y Senior Management	(96)	(71)
Inversiones Financieras del Sur S.A.	(1)	(10)	Financial operations
Total parent company	(1)	(10)
Total	(402)	277

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2023 and 2022:

Related party	09.30.2023	09.30.2022	Description of transaction
Agro-Uranga S.A.	-	264	Dividends received
Uranga Trading S.A.	-	48	Dividends received
Total dividends received	-	312

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries and associates
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 09.30.2023	Total as of 09.30.2022
Beginning of the period	10,796	14,260	-	25,056	31,333
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(539)	-	-	(539)	(1,999)
Changes in the net realizable value of agricultural products after harvest	-	1,867	-	1,867	767
Increase due to harvest	-	8,304	-	8,304	6,191
Acquisitions and classifications	562	4,501	-	5,063	4,542
Consume	(7)	(2,825)	-	(2,832)	(2,790)
Expenses incurred	1,931	-	35	1,966	1,675
Inventories	(11,718)	(21,106)	-	(32,824)	(29,392)
Cost as of 09.30.2023	1,025	5,001	35	6,061	-
Cost as of 09.30.2022	1,575	8,640	112	-	10,327

(1)
Corresponds to breeding cattle movements and other cattle.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2023 and June 30, 2023 are as follows:

Items (1)	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 09.30.2023	Total as of 06.30.2023
Assets
Trade and other receivables
US Dollar	3.36	348.95	1,171	551
Receivables with related parties:
US Dollar	0.19	349.95	68	57
Total trade and other receivables			1,239	608

Derivative financial instruments
US Dollar	0.36	348.95	27	46
Total Derivative financial instruments			27	46

Cash and cash equivalents
US Dollar	3.82	348.95	1,332	812
Total Cash and cash equivalents			1,332	812

Liabilities
Trade and other payables
US Dollar	39.64	349.95	13,871	6,114
Trade and other payables with related parties:
US Dollar	5.66	349.95	1,979	2,142
Uruguayan Pesos	0.22	9.12	2	-
Bolivian Pesos	0.34	50.69	17	18
Brazilian Reais	1.40	72.20	101	125
Total trade and other payables			15,970	8,399

Derivative financial instruments
US Dollar	0.08	349.95	29	20
Total derivative instruments			29	20

Lease Liabilities
US Dollar	1.10	349.95	385	-
Lease Liabilities with related parties:
US Dollar	-	349.95	-	31
Total Lease Liabilities			385	31

Borrowings
US Dollar	255.55	349.95	89,431	102,587
Borrowings with related parties:
US Dollar	63.08	349.95	22,075	18,696
Total Borrowings			111,506	121,283

(1)
Considering foreign currencies those that differ from the Group’s functional currency at each period / year.
(2)
Exchange rate as of September 30, 2023 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Buenos Aires Province. Av. Fleming 2190, Munro, Buenos Aires Province. Carlos Pellegrini 1401, Avellaneda, Buenos Aires Province.

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires.
Pedro de Mendoza 2143, Autonomous City of Buenos Aires.
Saraza 6135, Autonomous City of Buenos Aires.
Azara 1245, Autonomous City of Buenos Aires. Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Buenos Aires Province. Cañada de Gomez 3825, Autonomous City of Buenos Aires.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 70,505, whose treatment is under consideration by the Board of Directors and the respective Management.

31.
Other relevant events of the period

See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter“the Company”), which comprise the unaudited condensed interim separate statement of financial position as of September 30, 2023, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2023;

c) at September 30, 2023 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 122,185,102, which was not due at that date.

Autonomous City of Buenos Aires, November 8, 2023

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	3M 24	3M 23	YoY Var
Revenues	67,523	71,158	(5.1)%
Costs	(41,972)	(45,524)	(7.8)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,298)	(3,405)	(32.5)%
Changes in the net realizable value of agricultural produce after harvest	1,603	617	159.8%
Gross profit	24,856	22,846	8.8%
Net gain from fair value adjustment on investment properties	100,936	(15,748)	-
Gain from disposal of farmlands	28	60	(53.3)%
General and administrative expenses	(2,305)	(6,488)	(64.5)%
Selling expenses	(5,703)	(4,165)	36.9%
Other operating results, net	3,167	2,898	9.3%
Management Fee	(4,549)	(1,017)	347.3%
Result from operations	116,430	(1,614)	-
Depreciation and Amortization	4,636	4,623	0.3%
Rights of use installments	(1,343)	(2,172)	(38.2)%
EBITDA (unaudited)	119,723	837	14.203.8%
Adjusted EBITDA (unaudited)	14,340	23,561	(39.1)%
Loss from joint ventures and associates	1,885	1,980	(4.8)%
Result from operations before financing and taxation	118,315	366	32.226.5%
Financial results, net	1,901	15,026	(87.3)%
Result before income tax	120,216	15,392	681.0%
Income tax expense	(41,247)	(2,921)	1312.1%
Result for the period	78,969	12,471	533.2%

Attributable to
Equity holder of the parent	40,780	8,271	393.0%
Non-controlling interest	38,189	4,200	809.3%

Consolidated revenues and adjusted EBITDA decreased during the first quarter of fiscal year 2024 by 5.1% and 39.1%, respectively, compared to the same period of fiscal year 2023. Agribusiness segments adjusted EBITDA was ARS 128 and urban properties and investments business (through IRSA) adjusted EBITDA was ARS 14,212 million.

The net result for the first quarter of fiscal year 2024 registered a gain of ARS 78,969 million, a 533,2% higher than the registered in the same period of 2023. This higher result is mainly explained by the gain in from changes in fair value of investment properties in the urban properties and investment business.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Description of Operations by Segment

3M 2024	Agribusiness	Urban Properties and Investments	Total	3M 24 vs. 3M 23
Revenues	36,696	25,302	61,998	(5.8)%
Costs	(31,959)	(4,342)	(36,301)	(8.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,337)	-	(2,337)	(32.5)%
Changes in the net realizable value of agricultural produce after harvest	1,603	-	1,603	159.8%
Gross profit	4,003	20,960	24,963	7.4%
Net gain from fair value adjustment on investment properties	(45)	100,972	100,927	-
Gain from disposal of farmlands	28	-	28	(53.3)%
General and administrative expenses	(2,710)	308	(2,402)	(63.3)%
Selling expenses	(3,923)	(1,624)	(5,547)	26.3%
Other operating results, net	4,336	(1,182)	3,154	9.7%
Result from operations	1,689	119,434	121,123	-
Share of profit of associates	(332)	2,080	1,748	(18.2)%
Segment result	1,357	121,514	122,871	8,546.8%

3M 2023	Agribusiness	Urban Properties and Investments	Total
Revenues	43,653	22,194	65,847
Costs	(35,350)	(4,410)	(39,760)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(3,464)	-	(3,464)
Changes in the net realizable value of agricultural produce after harvest	617	-	617
Gross profit	5,456	17,784	23,240
Net gain from fair value adjustment on investment properties	(96)	(15,853)	(15,949)
Gain from disposal of farmlands	60	-	60
General and administrative expenses	(2,846)	(3,706)	(6,552)
Selling expenses	(3,203)	(1,188)	(4,391)
Other operating results, net	2,443	432	2,875
Result from operations	1,814	(2,531)	(717)
Share of profit of associates	(300)	2,438	2,138
Segment result	1,514	(93)	1,421

2024 Campaign

The 2024 campaign is slightly larger than the one that ends in the region, with better climatic conditions, particularly in Argentina, which experienced one of its worst historical droughts last season. Although so far, the rains have not accompanied as expected, affecting the production of winter crops, they began to regularize from the month of November, projecting for the country a soybean production of 48 million tons and a corn production of 50 million tons. International commodity prices and input costs have been correcting compared to last season. We will apply the best agricultural practices to achieve high yields and increase margins per hectare.

Our Portfolio

During the first quarter of fiscal year 2024, our portfolio under management consisted of 749,954 hectares, of which 314,569 hectares are productive and 435,585 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Breakdown of Hectares

Own and under Concession(*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	74,316	140,405	320,609	535,330
Brazil	61,533	10,519	73,831	145,883
Bolivia	8,776	-	1,244	10,020
Paraguay	14,865	4,155	39,701	58,721
Total	159,490	155,079	435,585	749,954
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased(*)

	Agricultural	Cattle	Other	Total
Argentina	44,932	10,896	-	55,828
Brazil	51,775	700	6,617	59,092
Total	96,707	11,596	6,617	114,920
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	3M 24	3M 23	YoY Var
Revenues	-	-	100.0%
Costs	(24)	(29)	(17.2)%
Gross loss	(24)	(29)	(17.2)%
Net gain from fair value adjustment on investment properties	(45)	(96)	(53.1)%
Gain from disposal of farmlands	28	60	(53.3)%
General and administrative expenses	(5)	(5)	-
Selling expenses	(4)	(2)	100.0%
Other operating results, net	3.709	531	598.5%
Profit from operations	3.659	459	697.2%
Segment profit	3.659	459	697.2%
EBITDA	3.663	466	686.1%
Adjusted EBITDA	3.680	560	557.1%

Segment profit increased by ARS 3,198.2 million, mainly explained by the valuation of accounts receivable in the current period for the sale of agreed soybean farms (included in Other Operating Results), from Brazil.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

During the quarter, there were no farmland sales in the region. Subsequently, on October 6, 2023, the Company informs that it has sold a 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, located in the Province of Salta, Argentina, keeping the ownership of approximately 235,300 hectares of the property.

The total amount of the operation was set at USD 2.3 million, of which USD 0.9 million has been collected to date. The remaining balance of USD 1.4 million, guaranteed with a mortgage on the property, will be collected in 2 installments, the first of USD 0.27 million in September 2024 and the remainder of USD 1.13 million in September 2025.

The book value of the fraction sold was ARS 119.2 million and the gain from the operation, which will be recognized in the company's financial statements for the second quarter of fiscal period 2024, amounts to the approximate sum of ARS 722.9 million.

II)
AgriculturalProduction

The result of the Farming segment went from a ARS 4,709 million gain during the first quarter of fiscal year 2023 to a ARS 1,506 million gain during the same period of the fiscal year 2024.

in ARS million	3M 24	3M 23	YoY Var
Revenues	28,402	31,930	(11,0)%
Costs	(24,375)	(28,661)	(15,0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,337)	(3,464)	(32,5)%
Changes in the net realizable value of agricultural produce after harvest	1,603	617	159,8%
Gross profit	3,293	422	680,3%
General and administrative expenses	(1,667)	(1,354)	23.1%
Selling expenses	(2,920)	(2,443)	19.5%
Other operating results, net	100	1,633	(93.9)%
Results from operations	(1,194)	(1,742)	(31.5)%
Results from associates	(26)	(103)	(74.8)%
Segment results	(1,220)	(1,845)	(33.9)%
EBITDA	1,293	59	2,091.2%
Adjusted EBITDA	1,506	4,709	(68.0)%

II.a) Crops and Sugarcane

Crops

in ARS million	3M 24	3M 23	YoY Var
Revenues	15,214	19,065	(20.2)%
Costs	(13,945)	(16,937)	(17.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,648)	(3,014)	(45.3)%
Changes in the net realizable value of agricultural produce after harvest	1,608	622	158.5%
Gross profit	1,229	(264)	-
General and administrative expenses	(1,138)	(809)	40.7%
Selling expenses	(2,404)	(2,083)	15.4%
Other operating results, net	232	1,106	(79.0)%
Profit from operations	(2,081)	(2,050)	1.5%
Results from associates	(26)	(101)	(74.3)%
Activity Profit	(2,107)	(2,151)	(2.0)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Sugarcane

in ARS million	3M 24	3M 23	YoY Var
Revenues	10,171	9,975	2.0%
Costs	(8,121)	(9,491)	(14.4)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	186	2,035	(90.9)%
Gross profit	2,236	2,519	(11.2)%
General and administrative expenses	(294)	(238)	23.5%
Selling expenses	(285)	(138)	106.5%
Other operating results, net	(91)	434	-
Profit from operations	1,566	2,577	(39.2)%
Activity profit	1,566	2,577	(39.2)%

Operations

Production Volume (1)	3M 24	3M 23	3M 22	3M 21	3M 20
Corn	223,968	162,906	229,203	187,328	285,831
Soybean	92,423	394	90	1,386	1,270
Wheat	21,419	115	531	72	(164)
Sorghum	5,922	2,123	2,840	783	3,229
Sunflower	8,710	(3)	-	-	(1)
Cotton	14,180	3,353	3,094	6,723	3,237
Other	7,236	390	1,631	449	198
Total Crops (tons)	373,858	169,278	237,389	196,741	293,600
Sugarcane (tons)	989,535	1,061,216	1,059,914	1,142,166	1,168,915
(1)
IncludesBrasilagro.Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volumen de	3M 24			3M 23			3M 22			3M 21			3M 20
Ventas (3)	M.L. (1)	M.E. (1)	Total	M.L. (1)	M.E. (1)	Total	M.L. (1)	M.E. (1)	Total	M.L. (1)	M.E. (1)	Total	M.L. (1)	M.E. (1)	Total
Corn	84,9	38,0	122,85	100,2	42,8	143,04	129,7	22,0	151,7	161,1	33,3	194,4	152,5	18,1	170,6
Soybean	11,9	27,1	38,97	29,6	13,1	42,73	48,7	46,6	95,3	68,2	22,5	90,7	67,5	38,4	105,9
Wheat	2,7	-	2,68	0,6	-	0,62	0,8	-	0,8	0,6	0,2	0,8	1,5	-	1,5
Sorghum	1,9	-	1,90	8,1	-	8,08	6,3	-	6,3	-	-	-	-	-	-
Sunflower	1,7	-	1,72	0,0	-	0,04	0,1	-	0,1	-	-	-	4,3	-	4,3
Cotton	3,3	0,2	3,48	1,4	-	1,40	1,6	-	1,6	0,3	-	0,3	-	-	-
Others	2,6	-	2,60	1,2	-	1,20	3,3	0,8	4,1	1,5	1,0	2,5	0,3	-	0,3
Total Crops (thousands of ton)	108,9	65,3	174,2	141,2	55,9	197,1	190,5	69,4	259,9	231,7	57,0	288,7	226,1	56,5	282,6
Sugarcane (thousands of ton)	989,5	-	989,5	955,2	-	955,2	1,056,7	-	1,056,7	1,038,3	-	1,038,3	1,056,6	-	1,056,6
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. No includes Agro-Uranga S.A

The Grains activity presented a positive variation by ARS 44 million, from a ARS 2,151 million loss during the first quarter of fiscal year 2023 to a ARS 2,107 million loss during the same period of fiscal year 2024, mainly because of:

●
A loss from sales result net of selling expenses in Brazil, as a resultoflower margins due to lower average prices for both soybeans and corn;

●
Compensated by a lower loss in the productive result in Argentina due to the diversion in 22-23 Campaign due to a greater volume of tons obtained;

●
A lower gain in the result from commodities derivatives due to the upward trend in future prices in the current period,

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

●
A gain in the holding result in Argentina, due to better price performance against inflation, mainly in soybean.

The result of the Sugarcane activity decreased by ARS 1.011 million, from a gain of ARS 2,577 million in the first quarter of fiscal year 2023 to a gain of ARS 1,566 million in the same period of 2024. This is mainly due to lower productive results in Brazil due to lower prices and increased costs, partially offset by an improvement in the result from sales due to a greater volume sold.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Area in Operation (hectares) (1)	As of 09/30/23	As of 09/30/22	YoY Var
Own farms	128,810	118,061	9.1%
Leased farms	120,094	122,154	(1.7)%
Farms under concession	22,419	22,407	0.1%
Own farms leased to third parties	21,380	26,009	(17.8)%
Total Area Assigned to Production	292,703	288,631	1.4%
(1)
Includes Agro-Uranga.

II.b) Cattle Production

Production Volume	3M 24	3M 23	3M 22	3M 21	3M 20
Cattle herd (tons)(1)	1,895	1,916	1,468	1,799	2,211
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	3M 24		3M 23			3M 22			3M 21			3M 20
Sales (1)	D.M F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	3.6	3.6	2.8	-	2.8	3.0	-	3.0	5.6	-	5.6	4.7	-	4.7
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	3M 24	3M 23	YoY Var
Revenues	2,111	2,142	(1.4)%
Costs	(1,708)	(1,973)	(13.4)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(875)	(2,485)	(64.8)%
Changes in the net realizable value of agricultural produce after harvest	(5)	(5)	0.0%
Gross Profit	(477)	(2,321)	(79.4)%
General and administrative expenses	(154)	(114)	35.1%
Selling expenses	(156)	(105)	48.6%
Other operating results, net	(31)	52	-
Result from operations	(818)	(2,488)	(67.1)%
Results from associates	-	(2)	(100.0)%
Activity Result	(818)	(2,490)	(67.1)%

Area in operation – Cattle (hectares) (1)	As of 09/30/23	As of 09/30/22	YoY Var
Own farms	68,013	68,401	(0,6)%
Leased farms	10,896	10,896	0,0%
Farms under concession	2,696	2,604	3,5%
Own farms leased to third parties	70	70	0,0%
Total Area Assigned to Cattle Production	81,675	81,971	(0,4)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/23	As of 09/30/22	YoY Var
Breeding stock	70,644	63,501	11.2%
Winter grazing stock	3,154	3,617	(12.8)%
Sheep stock	13,436	11,156	20.4%
Total Stock (heads)	87,234	78,274	11.4%

The result of the Cattle activity increase by ARS 1,672 million, from a ARS 2,490 million gain during the first quarter of fiscal year 2023 to a ARS 818 million gain in the same period of fiscal year 2024, mainly explained by lower loss from production and in holding due to a better price performance compared to inflation and a greater gain in the sales result, due to an increase in the number of heads sold.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

II.c) Agricultural Rental and Services

In ARS Million	3M 24	3M 23	YoY Var
Revenues	906	748	21.1%
Costs	(601)	(260)	131.2%
Gross profit	305	488	(37.5)%
General and Administrative expenses	(81)	(193)	(58.0)%
Selling expenses	(75)	(117)	(35.9)%
Other operating results, net	(10)	41	-
Result from operations	139	219	(36.5)%
Activity Result	139	219	(36.5)%

The result of the activity was decreased by ARS 80 million, from a ARS 219 million gain in the first quarter of fiscal year 2023 to a ARS 139 million gain in the same period of 2024.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment decreased by ARS 4,288 million, going from a gain of ARS 3,603 million for the three-month period of fiscal year 2023 to a ARS 685 million loss for the same period of fiscal year 2024, mainly due to a lower profit on futures and options operations, on grain brokerage commissions and on stockpiling and consignment operations, as well as a higher loss on the sale of inputs partially offset by a decrease in selling and administrative expenses.

In ARS Million	3M 24	3M 23	YoY Var
Revenues	8,294	11,723	(29.3)%
Costs	(7,560)	(6,660)	13.5%
Gross profit	734	5,063	(85.5)%
General and administrative expenses	(641)	(784)	(18.2)%
Selling expenses	(999)	(758)	31.8%
Other operating results, net	527	279	88.9%
Profit from operations	(379)	3,800	(110.0)%
Profit from associates	(306)	(197)	55.3%
Segment Profit	(685)	3,603	(119.0)%
EBITDA	(185)	3,900	(104.7)%
Adjusted EBITDA	(117)	3,864	(103.0)%

IV) Corporate Segment

The negative result went from a loss of ARS 691 million in the first quarter of the fiscal year 2023 to a ARS 397 million in the same period of fiscal year 2024.

In ARS Million	3M 24	3M 23	YoY Var
General and administrative expenses	(397)	(703)	(43.5)%
Loss from operations	(397)	(703)	(43.5)%
Segment loss	(397)	(703)	(43.5)%
EBITDA	(397)	(691)	(42.5)%
Adjusted EBITDA	(397)	(691)	(42.5)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Urban Properties And Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2023, our direct and indirect equity interest in IRSA was 57.16% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	3M 24	3M 23	Var a/a
Revenues	30,705	27,765	10,6%
Results from operations	119,261	(2,468)	-
EBITDA	120,074	(1,950)	-
Adjusted EBITDA	14,392	16,064	(10,4)%
Segment results	121,514	(93)	-

Consolidated revenues from sales, rentals and services increased by 10.6% during the first quarter of fiscal year 2024 compared to the same period of 2023. Adjusted EBITDA reached ARS 14,392 million, 10.4% lower than in the same period of previous fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness as of September 30, 2023:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	54.0	Variable	< 360 days
Series XXXI	USD	0.4	9.00%	nov-23
Series XXXIX	ARS	14.6	Variable	feb-23
Series XXXIV	USD	12.2	6.99%	jun-24
Series XXXIII	USD	6.4	6.99%	jul-24
Series XXXV	USD	31.4	3.50%	sep-24
Series XLI	ARS	11.9	Variable	oct-24
Series XXXVI	USD	40.6	2.00%	feb-25
Series XXXVII	USD	24.4	5.50%	mar-25
Series XXXVIII	USD	70.4	8.00%	mar-25
Series XLII	USD	30.0	0.00%	may-25
Series XL	USD	38.2	0.00%	dic-26
Other debt		32.0	-	-
CRESUD’s Total Debt (3)	USD	366.5
Cash and cash equivalents (3)	USD	14.6
CRESUD’s Net Debt	USD	351.9
Brasilagro’s Total Net Debt	USD	25.4
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 349.95 ARS/USD and 5.032 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	21.0	Floating	< 360 days
Series VIII	USD	10.8	10.0%	Nov-23
Series XI	USD	12.8	5.0%	Mar-24
Series XII	ARS	43.8	Floating	Mar-24
Series XIII	USD	22.2	3.9%	Aug-24
Series XIV	USD	157.8	8.75%	Jun-28
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
Series XVII	USD	25.0	5.0%	Dic-25
IRSA’s Total Debt	USD	383.4
Cash & Cash Equivalents + Investments (2)	USD	192.3
IRSA’s Net Debt	USD	191.1
(1)
Principal amount in USD (million) at an exchange rate of ARS 349.95/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-23	Sep-22	Sep-21	Sep-20	Sep-19
Current assets	315,001	285,405	296,161	333,538	1,622,715
Non-current assets	1,241,538	1,201,577	1,229,380	1,283,006	3,476,467
Total assets	1,556,539	1,486,982	1,525,541	1,616,544	5,099,182
Current liabilities	286,437	312,517	259,928	335,671	1,092,139
Non-current liabilities	548,952	575,209	771,301	776,172	3,234,687
Total liabilities	835,389	887,726	1,031,229	1,111,843	4,326,826
Total capital and reserves attributable to the shareholders of the controlling company	318,442	243,320	154,891	154,643	150,604
Minority interests	402,708	355,936	339,421	350,058	621,752
Shareholders’ equity	721,150	599,256	494,312	504,701	772,356
Total liabilities plus minority interests plus shareholders’ equity	1,556,539	1,486,982	1,525,541	1,616,544	5,099,182

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-23	Sep-22	Sep-21	Sep-20	Sep-19
Gross profit	24,856	22,846	24,910	16,415	31,825
Profit from operations	116,430	(1,614)	(12,055)	160,133	104,239
Results from associates and joint ventures	1,885	1,980	(903)	882	5,783
Profit from operations before financing and taxation	118,315	366	(12,958)	161,015	110,022
Financial results, net	1,901	15,026	13,964	(17,009)	(120,926)
Profit before income tax	120,216	15,392	1,006	144,006	(10,904)
Income tax expense	(41,247)	(2,921)	11,373	(53,039)	(18,064)
Result of the period of continuous operations	78,969	12,471	12,379	90,967	(28,968)
Result of discontinued operations after taxes	-	-	-	(40,916)	92,084
Result for the period	78,969	12,471	12,379	50,051	63,116
Controlling company’s shareholders	40,780	8,271	8,898	19,236	(21,231)
Non-controlling interest	38,189	4,200	3,481	30,815	84,347

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-23	Sep-22	Sep-21	Sep-20	Sep-19
Net cash generated by operating activities	35,677	19,299	39,836	28,842	79,138
Net cash generated by investment activities	3,059	3,843	(915)	269,578	21,693
Net cash used in financing activities	(24,973)	(55,239)	(41,047)	(201,094)	(239,126)
Total net cash generated during the fiscal period	13,763	(32,097)	(2,126)	97,326	(138,295)

Ratios

In ARS million	Sep-23	Sep-22	Sep-21	Sep-20	Sep-19
Liquidity (1)	1.100	0.913	1.139	0.994	1.486
Solvency(2)	0.863	0.675	0.479	0.454	0.179
Restricted capital (3)	0.798	0.808	0.806	0.794	0.682
Profitability (4)	0.120	0.023	0.245	(0.105)	0.134
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Net income for the fiscal year (excluding Other Comprehensive Income) / Average Total Shareholders’ Equity

Material events of the quarter and subsequent events

September 2023: Warrants Exercise

In the month of September 2023, certain warrants holders have exercised their right to acquire additional shares and 64,162 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 32,311.98 have been collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 593,389,883 to 593,454,045, and the new number of outstanding warrants decreased from 89,293,771 to 88,236,618.

October 2023: General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 22,000 million as cash dividends and a dividend in kind through the delivery of 22,090,627 shares of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (“IRSA”) owned by the Company as of the date of the Shareholders’ Meeting.

●
Distribution of 5,791,355 of own shares of 1 vote per share and NV ARS 1.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2023

On October 12, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 22,000,000,000and a dividend in kind through the delivery of 22,090,627 shares of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (“IRSA”) owned by the Company, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75, charged to the fiscal year ended June 30, 2023, equivalent to  3,743.644234382% for the cash dividend and 2,423.657698% for the dividend in kind, of the stock capital, an amount per share of ARS 88.4687833212 (ARS 10 par value) and an amount per ADS of ARS 884,687833212.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

On the same day, the Company distributed own shares, the distribution of the shares constitutes 0.0098548967shares per ordinary share and 0.098548967per ADS, a percentage of 0.98548967%of the stock capital of 587,662,679 shares and V$N 1, net of treasury shares.

As of the date of presentation of the financial statements, the cash dividend and treasury shares have not yet been distributed among ADS holders due to the exchange and securities restrictions in force in Argentina. IRSA is analyzing, together with the Bank of New York Mellon (“BONY”), custodian of the ADS, possible alternatives for the distribution or investment of said funds until the entity can transfer them in favor of the ADS holders, making it available to any shareholder who decides so to receive the dividend in Argentine pesos.

Meanwhile, the funds are deposited in the common investment fund called “Super Ahorro $” managed by Santander Asset Management Gerente de FondosComunes de Inversión S.A., to preserve the value of the dividend in Argentinean pesos.

October 2023: Warrants – Post dividends distribution

On September 27, 2023, the Company reported that due to the cash dividend and own shares distributed to the shareholders, The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustment: 1.1232 (Nominal Value ARS 1)

●
Ratio after the adjustment (current): 1.2548 (Nominal Value ARS 1)

 Warrant exercise price per new share to be issued:

●
Price previous to the adjustment: USD 0.5036 (Nominal Value ARS 1)

●
Price after the adjustment (current): USD 0.4508 (Nominal Value ARS 1)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2023	2022
Result for the period	78,969	12,471
Income tax expense	41,247	2,921
Net financial results	(1,901)	(15,026)
Share of profit of associates and joint ventures	(1,885)	(1,980)
Depreciation and amortization	4,636	4,623
Rights of use installments	(1,343)	(2,172)
EBITDA (unaudited)	119,723	837
Gain from fair value of investment properties, not realized - agribusiness	45	96
Gain from fair value of investment properties, not realized - Urban Properties Business	(100,972)	15,853
Realized sale - Agribusiness	(28)	-
Realized sale – Real Estate	280	2,161
Initial recognition and changes in fair value of biological assets	727	(1,044)
Realized initial recognition and changes in fair value of biological assets	(446)	5,658
Others (recovery of provision)	(4,989)	-
Adjusted EBITDA (unaudited)	14,340	23,561

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2023

Brief comment on prospects for the fiscal year

The 2024 campaign is slightly larger than the one that ends in the region, with better climatic conditions, particularly in Argentina, which experienced one of its worst historical droughts last season. Although so far, the rains have not accompanied as expected, affecting the production of winter crops, they began to regularize from the month of November, projecting for the country a soybean production of 48 million tons and a corn production of 50 million tons. International commodity prices and input costs have been correcting compared to last season. We will apply the best agricultural practices to achieve high yields and increase margins per hectare.

International commodity prices and input costs have been correcting compared to last season. We will apply the best agricultural practices to achieve high yields and increase margins per hectare.

Regarding livestock activity, the 2024 campaign presents certain questions regarding international demand and the export position that Argentina could adopt. The decline in livestock supply and growth in exports are two key factors that could influence the recovery of farm values. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil with a focus on improving productivity, controlling costs and working efficiently to achieve the highest possible operating margins

On the real estate segment, we have been observing an upward trend in land prices worldwide that has not been replicated in Argentina and we are beginning to see greater interest in our assets in the country. As part of our business strategy, we will continue selling the farms that have reached their maximum level of appreciation in the region, hoping that Brazil maintains its liquidity and firm prices, and Argentina increases the number of transactions, with competitive valuations.

Our agricultural commercial services business, through FyO, plans to continue growing in the commercialization of grains, continue with the digital transformation of the company and advance in the regionalization of the input business in Brazil, Paraguay, Bolivia and Peru with the objective of increase sales and margins. For its part, Agrofy, the online agricultural platform, will focus on the profitability of the different categories and main clients. We will continue to achieve synergies with FyO in the development of commercial agreements with clients and giving visibility to our portfolio through the Marketplace.

The urban property and investment business, which we own through IRSA, has been recording very good results in all its rental segments and distributing high dividends. Although the current political and economic context generates uncertainty, we trust in the quality of the portfolio and in the management's ability to adapt to changes in the context and continue offering the best proposals to its tenants and visitors.

During fiscal year 2024, we will continue working on the reduction and efficiency of the cost structure. At the same time we will continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other instruments that be useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management with many years of experience in the sector and a great track record in accessing the capital markets, will have excellent possibilities to take advantage of the best opportunities that arise in the market.

Alejandro G. Elsztain
CEO